Exhibit 99.1

Intercorp Financial Services Inc.

Third Quarter 2019 Earnings

Lima, Peru, November 12, 2019. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the third quarter 2019. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: 3Q19 earnings increased 5.8% YoY and 9M19 adjusted earnings grew 8.5% YoY

•	ROAE at 18.0% and adjusted ROAE at 18.8% in 9M19
•	Total revenues increased 11.4% YoY; efficiency ratio improved 20 bps QoQ and YoY
•	Positive evolution of digital transformation indicators
•	Relevant net income for dividend distribution reached S/ 1,421 million in 9M19, up 15.6% YoY

Interbank: Strong quarter with 19.8% ROAE

•	Adjusted net profit increased 6.7% QoQ and 19.4% YoY
•	12.3% YoY loan growth, with a 17.2% increase in retail loans
•	Retail deposits grew 13.9% YoY, gaining 50 bps in market share in the year
•	Adjusted cost of risk decreased 20 bps QoQ
•	CET1 up 80 bps QoQ and YoY

Interseguro: Solid quarter in earnings with ROAE at 14.9%

•	Net profit increased 3.5% QoQ and 70.5% YoY
•	Growth in individual life and retail insurance partially offsets a contraction in annuities
•	Net insurance underwriting result improved 20.8% QoQ and 15.7% YoY
•	ROIP increased 20 bps to 6.3%

Inteligo: Quarterly results impacted by S/ 11.2 million negative mark-to-market in investments

•	AUM and loans grew 2.2% and 20.7% YoY, respectively
•	Fee income increased 11.3% QoQ and 11.9% YoY

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position

S/ million	09.30.18	06.30.19	09.30.19	%chg 09.30.19/ 06.30.19	%chg 09.30.19/ 09.30.18
Assets
Cash and due from banks and inter-bank funds	7,206.3	10,823.0	11,710.7	8.2%	62.5%
Financial investments	18,118.3	17,835.5	18,353.2	2.9%	1.3%
Loans, net of unearned interest	32,680.5	35,647.0	36,880.4	3.5%	12.9%
Impairment allowance for loans	(1,281.2)	(1,411.9)	(1,465.1)	3.8%	14.4%
Property, furniture and equipment, net	606.0	900.2	879.8	(2.3)%	45.2%
Other assets	3,381.3	3,378.4	5,045.8	49.4%	49.2%
Total assets	60,711.2	67,172.2	71,404.9	6.3%	17.6%
Liabilities and equity
Deposits and obligations	31,071.9	35,373.8	36,277.2	2.6%	16.8%
Due to banks and correspondents and inter-bank funds	4,387.0	4,647.0	4,468.8	(3.8)%	1.9%
Bonds, notes and other obligations	6,378.6	6,606.2	8,339.3	26.2%	30.7%
Insurance contract liabilities	10,001.9	10,935.1	11,453.3	4.7%	14.5%
Other liabilities	1,851.8	2,167.0	2,385.7	10.1%	28.8%
Total liabilities	53,691.2	59,729.0	62,924.2	5.3%	17.2%
Equity, net
Equity attributable to IFS' shareholders	6,981.0	7,401.2	8,436.2	14.0%	20.8%
Non-controlling interest	38.9	42.0	44.4	5.7%	14.0%
Total equity, net	7,019.9	7,443.2	8,480.6	13.9%	20.8%
Total liabilities and equity net	60,711.2	67,172.2	71,404.9	6.3%	17.6%

Intercorp Financial Services’ net profit was S/ 334.5 million in 3Q19, a 4.5% decrease QoQ, but a 5.8% increase YoY. IFS annualized ROAE was 16.8% in 3Q19, lower than the 18.5% reported in 2Q19 and the 18.7% registered in 3Q18. However, when excluding (i) the negative impact of S/ 11.2 million due to mark-to-market in investments at Inteligo, (ii) the increase in equity due to primary offering of shares in NYSE, and (iii) the increase in equity due to secondary sale of Treasury stock in NYSE, 3Q19 annualized ROAE would have been 18.1%.

Intercorp Financial Services’ P&L statement

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Interest and similar income	1,086.2	1,201.7	1,228.9	2.3%	13.1%
Interest and similar expenses	(305.7)	(342.3)	(344.6)	0.7%	12.7%
Net interest and similar income	780.5	859.4	884.2	2.9%	13.3%
Impairment loss on loans, net of recoveries	(165.8)	(192.9)	(223.6)	15.9%	34.9%
Recovery (loss) due to impairment of financial investments	(1.2)	0.8	(1.1)	(245.4)%	(6.9)%
Net interest and similar income after impairment loss	613.5	667.2	659.5	(1.2)%	7.5%
Fee income from financial services, net	204.6	222.7	229.8	3.2%	12.3%
Other income	136.4	129.4	141.9	9.7%	4.0%
Total premiums earned minus claims and benefits	(74.7)	(79.4)	(62.9)	(20.8)%	(15.7)%
Net Premiums	173.8	164.4	157.5	(4.2)%	(9.4)%
Adjustment of technical reserves	(60.1)	(63.6)	(37.5)	(41.0)%	(37.6)%
Net claims and benefits incurred	(188.3)	(180.2)	(182.9)	1.5%	(2.9)%
Other expenses	(457.5)	(484.7)	(498.0)	2.7%	8.8%
Income before translation result and income tax	422.3	455.2	470.4	3.3%	11.4%
Translation result	(10.3)	11.9	(16.8)	n.m.	n.m.
Income tax	(95.9)	(117.0)	(119.1)	1.8%	24.3%
Profit for the period	316.1	350.1	334.5	(4.5)%	5.8%
Attributable to IFS' shareholders	314.4	347.9	332.4	(4.5)%	5.7%
EPS	2.84	3.14	2.94
ROAE	18.7%	18.5%	16.8%
ROAA	2.1%	2.1%	1.9%
Efficiency ratio(1)	34.8%	34.8%	34.6%

(1)

Efficiency ratio is defined as (Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / (Net interest and similar income + Fee income + Other income + Net premiums earned).

Quarter-on-quarter performance

Profits decreased 4.5% QoQ mainly due to a negative base effect in impairment loss on loans, net of recoveries at Interbank, as well as higher other expenses mainly at Interbank and Inteligo. Furthermore, a negative performance in translation result at Interseguro and a deterioration of Inteligo’s investment portfolio, attributable to negative mark-to-market valuations in 3Q19, also contributed to the quarterly reduction in earnings. It is worth mentioning that the negative performance in provision expenses at Interbank was attributed to a reversion of provisions in payroll deduction loans occurred in 2Q19, worth S/ 27.4 million after taxes. These factors offset positive performances in net interest and similar income, and in fee income.

Net interest and similar income grew 2.9% QoQ, mainly due to higher interest on loans at Interbank, partially offset by lower interest on financial investments at all three subsidiaries.

Impairment loss on loans increased 15.9% mainly as a result of the base effect previously mentioned.

Net fee income from financial services grew 3.2% QoQ, mainly explained by growth in commissions from banking services and fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, all at Interbank. Additionally, rebalancing activities implemented in Inteligo’s client portfolios throughout the year, together with portfolio implementation strategies for new client funds and brokerage fees also contributed to the positive performance.

Other income increased 9.7% QoQ mainly due to increases in net gain on financial assets at fair value, net gain on sale of financial investments, valuation gain from investment property and rental income, all at Interseguro. Moreover, an increase in net gain on foreign exchange transactions and on financial assets at fair value at Interbank, also contributed to this result. These effects were partially offset by negative mark-to-market valuations on Inteligo’s proprietary portfolio in the quarter.

Total premiums earned minus claims and benefits at Interseguro showed a quarterly improvement of S/ 16.5 million, explained by a S/ 26.1 million decrease in adjustment of technical reserves, partially offset by S/ 6.9 million lower net premiums and S/ 2.7 million higher net claims and benefits incurred.

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Other expenses increased 2.7% QoQ mainly due to higher profit sharing, marketing and credit card expenses at Interbank. Expenses at Inteligo also increased due to the amortization of assets acquired as part of the Interfondos transaction earlier in the year.

IFS effective tax rate increased, from 25.0% in 2Q19 to 26.3% in 3Q19, mainly attributed to a higher effective tax rate at Interbank and lower tax-exempt profits from Inteligo.

Year-on-year performance

Profits increased 5.8% YoY mostly due to growth in net interest and similar income and net fee income from financial services, both mainly at Interbank, in addition to a higher net insurance underwriting result at Interseguro. These effects were partially offset by higher impairment loss on loans at Interbank and other expenses across all subsidiaries.

Net interest and similar income increased 13.3% YoY, mainly driven by higher interest on loans and interest on due from banks and inter-bank funds at Interbank and Inteligo.

Impairment loss on loans grew 34.9% YoY mainly explained by a higher volume of credit card loans at Interbank. This effect was partially compensated by lower requirements in payroll deduction loans and commercial loans to medium-sized companies.

Net fee income from financial services increased 12.3% YoY mainly due to increases in commissions from banking services and commissions from credit card services, in addition to lower expenses related to the sale of insurance products, all at Interbank. Additionally, the rebalancing activities implemented in Inteligo’s client portfolios throughout the year, together with portfolio implementation strategies for new client funds and brokerage fees also contributed to growth in revenues.

Other income increased 4.0% YoY mainly explained by higher net gain on foreign exchange transactions and on financial assets at fair value at Interbank, and net gain on sale of financial investments at Interseguro. These effects were partially offset by negative mark-to-market valuations on Inteligo’s proprietary portfolio.

Total premiums earned minus claims and benefits at Interseguro increased S/ 11.8 million due to reductions of S/ 22.6 million in adjustment of technical reserves and S/ 5.4 million in net claims and benefits incurred, partially offset by a decrease of S/ 16.3 million in net premiums.

Other expenses grew across all subsidiaries, mainly at Interbank due to increases in salaries and employee benefits, in turn related to higher profit sharing, and IT services.

IFS effective tax rate increased, from 23.3% in 3Q18 to 26.3% in 3Q19, mainly attributed to a higher effective tax rate at Interbank and lower tax-exempt profits from Inteligo.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Interbank, Interseguro and Inteligo to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Interbank	243.9	300.2	291.2	(3.0)%	19.4%
Interseguro	19.9	32.8	34.0	3.5%	70.5%
Inteligo	59.3	33.4	18.9	(43.2)%	(68.1)%
Corporate and eliminations	(7.0)	(16.3)	(9.6)	(41.2)%	36.8%
IFS profit for the period	316.1	350.1	334.5	(4.5)%	5.8%

SUMMARY

Interbank’s profits reached S/ 291.2 million in 3Q19, a S/ 9.0 million reduction QoQ, or 3.0%, but an increase of S/ 47.3 million YoY, or 19.4%. The quarterly result was mainly due to increases of S/ 30.6 million in impairment loss on loans and S/ 16.0 million in other

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expenses, partially offset by increases of S/ 19.3 million in net interest and similar income, S/ 12.8 million in net fee income from financial services and S/ 3.3 million in other income. It is worth mentioning that the quarterly increase in provision expenses was attributed to a base effect, as in 2Q19 there was a reversion of provisions in payroll deduction loans for S/ 27.4 million after taxes. Excluding this effect, 3Q19 profits increased 6.7% compared to 2Q19.

The annual increase in net profit was mainly a result of growth of S/ 104.1 million in net interest and similar income, S/ 29.6 million in net fee income from financial services and S/ 25.5 million in other income. Conversely, impairment loss on loans grew S/ 57.8 million and other expenses increased S/ 35.1 million. Furthermore, the effective tax rate was 27.5% in 3Q19, compared to 26.2% in 3Q18.

Interbank’s ROAE was 19.8% in 3Q19, lower than the 21.7% registered in 2Q19, but higher than the 19.3% reported in 3Q18.

Banking Segment’s P&L Statement

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Interest and similar income	898.4	1,019.1	1,038.2	1.9%	15.6%
Interest and similar expenses	(278.9)	(314.9)	(314.6)	(0.1)%	12.8%
Net interest and similar income	619.5	704.3	723.6	2.7%	16.8%
Impairment loss on loans, net of recoveries	(165.8)	(193.0)	(223.6)	15.9%	34.9%
Recovery (loss) due to impairment of financial investments	0.0	0.1	(0.0)	n.m.	n.m.
Net interest and similar income after impairment loss	453.7	511.4	500.0	(2.2)%	10.2%
Fee income from financial services, net	183.8	200.6	213.4	6.4%	16.1%
Other income	73.1	95.3	98.6	3.4%	35.0%
Other expenses	(376.7)	(395.8)	(411.8)	4.0%	9.3%
Income before translation result and income tax	334.0	411.5	400.2	(2.8)%	19.8%
Translation result	(3.6)	(3.7)	1.2	n.m.	n.m.
Income tax	(86.5)	(107.6)	(110.2)	2.3%	27.3%
Profit for the period	243.9	300.2	291.2	(3.0)%	19.4%
ROAE	19.3%	21.7%	19.8%
Efficiency ratio(1)	42.0%	39.1%	39.2%
NIM	5.6%	5.8%	5.8%
NIM on loans	8.7%	8.9%	9.0%

(1)	Efficiency ratio is defined as (Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / (Net interest and similar income + Fee income + Other income).

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 48,927.8 million as of September 30, 2019, an increase of 1.7% QoQ and 13.3% YoY.

The quarterly growth in interest-earning assets was due to a 3.5% increase in loans, partially compensated by reductions of 3.8% in financial investments, and 1.0% in cash and due from banks and inter-bank funds. The reduction in financial investments was mainly a result of lower volumes of Central Bank Certificates of Deposit (CDBCR), corporate bonds from financial institutions and global bonds, while the decrease in cash and due from banks and inter-bank funds was mainly explained by lower deposits at the Central Bank.

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The YoY increase in interest-earning assets was attributed to growth of 46.5% in cash and due from banks and inter-bank funds, and 12.4% in loans, partially offset by an 18.8% reduction in financial investments. The increase in cash and due from banks and inter-bank funds was mainly due to higher reserve funds and deposits at the Central Bank, while the reduction in financial investments, to lower volumes of global bonds, CDBCR and corporate bonds.

Interest-earning assets

S/ million	09.30.18	06.30.19	09.30.19	%chg 09.30.19/ 06.30.19	%chg 09.30.19/ 09.30.18
Cash and due from banks and inter-bank funds	6,842.4	10,131.0	10,025.3	(1.0)%	46.5%
Financial investments	6,227.6	5,254.5	5,056.4	(3.8)%	(18.8)%
Loans	30,099.6	32,717.3	33,846.1	3.5%	12.4%
Total interest-earning assets	43,169.6	48,102.7	48,927.8	1.7%	13.3%

Loan portfolio

S/ million	09.30.18	06.30.19	09.30.19	%chg 09.30.19/ 06.30.19	%chg 09.30.19/ 09.30.18
Performing loans
Retail	15,849.7	17,958.8	18,575.5	3.4%	17.2%
Commercial	14,274.0	14,790.5	15,263.8	3.2%	6.9%
Total performing loans	30,123.6	30,123.6	30,123.6	3.3%	12.3%
Restructured and refinanced loans	215.5	211.1	223.5	5.9%	3.7%
Past due loans	815.2	906.1	975.2	7.6%	19.6%
Total gross loans	31,154.3	31,154.3	31,154.3	3.5%	12.5%
Add (less)
Accrued and deferred interest	226.4	262.5	273.1	4.1%	20.7%
Impairment allowance for loans	(1,281.0)	(1,411.7)	(1,464.9)	3.8%	14.4%
Total direct loans, net	30,099.6	32,717.3	33,846.1	3.5%	12.4%

Performing loans grew 3.3% QoQ due to balanced increases of 3.4% in retail loans and 3.2% in commercial loans.

Growth in retail loans was explained by increases of 4.9% in credit cards, 2.9% in other consumer loans and 2.7% in mortgages. Growth in other consumer loans was mainly explained by higher cash loans, payroll deduction loans and car loans, while the increase in mortgages was due to a higher demand in both traditional and MiVivienda products.

The quarterly increase in commercial loans was due to higher short and medium-term loans, as well as trade finance loans, mostly in the corporate and medium-enterprise segments.

Performing loans grew 12.3% YoY due to increases of 17.2% in retail loans and 6.9% in commercial loans.

The annual growth in retail loans was mainly due to increases of 25.3% in credit cards, 14.7% in other consumer loans and 13.3% in mortgages. Other consumer loans grew as a result of higher payroll deduction loans and cash loans; while mortgages increased due to a higher demand in both traditional and MiVivienda products.

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The YoY increase in commercial loans was mainly explained by higher short and medium-term lending in the medium and small enterprise segments.

Breakdown of retail loans

S/ million	09.30.18	06.30.19	09.30.19	%chg 09.30.19/ 06.30.19	%chg 09.30.19/ 09.30.18
Consumer loans:
Credit cards	4,518.5	5,396.9	5,662.4	4.9%	25.3%
Other consumer	5,395.7	6,016.6	6,189.2	2.9%	14.7%
Total consumer loans	9,914.2	11,413.6	11,851.6	3.8%	19.5%
Mortgages	5,935.5	6,545.3	6,723.8	2.7%	13.3%
Total retail loans	15,849.7	17,958.8	18,575.5	3.4%	17.2%

FUNDING STRUCTURE

Funding structure

S/ million	09.30.18	06.30.19	09.30.19	%chg 09.30.19/ 06.30.19	%chg 09.30.19/ 09.30.18
Deposits and obligations	29,084.2	29,084.2	29,084.2	1.9%	16.0%
Due to banks and correspondents and inter-bank funds	4,061.8	4,061.8	4,061.8	(4.3)%	1.6%
Bonds, notes and other obligations	5,280.5	5,280.5	5,280.5	29.7%	36.9%
Total	38,426.5	38,426.5	38,426.5	4.9%	17.4%
% of funding
Deposits and obligations	75.7%	77.0%	74.9%
Due to banks and correspondents and inter-bank funds	10.6%	10.0%	9.1%
Bonds, notes and other obligations	13.7%	13.0%	16.0%

Interbank’s total funding base increased 4.9% QoQ, above the performance of interest-earning assets. This was explained by increases of 29.7% in bonds, notes and other obligations, and 1.9% in deposits and obligations, partially compensated by a 4.3% reduction in due to banks and correspondents and inter-bank funds.

Growth in bonds, notes and other obligations was mainly a result of two bond placements in the international market in September 2019, for S/ 312 million and US$ 400 million, both due in October 2026. This effect will be partially offset with the execution of an optional make-whole redemption of the “5.75% Senior Notes due 2020” corporate bonds, scheduled to happen in November 2019.

The increase in deposits and obligations was mainly due to growth of 9.9% in commercial deposits and 2.9% in retail deposits, partially offset by a 17.3% decrease in institutional deposits. Finally, the decrease in due to banks and correspondents and inter-bank funds was attributed to lower long-term funding from the Central Bank.

The bank’s total funding base increased 17.4% YoY, above the annual growth in interest-earning assets, and was mainly explained by growth of 36.9% in bonds, notes and other obligations, 16.0% in deposits and obligations, and 1.6% in due to banks and correspondents and inter-bank funds.

The YoY increase in bonds, notes and other obligations was mainly attributable to the two bond placements previously mentioned, as well as to other two issuances in the local market in March 2019: (i) Certificates of Deposit for S/ 150 million due March 2020, and (ii) Corporate Bonds for S/ 150 million due March 2029.

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The annual growth in deposits and obligations was explained by increases of 27.8% in commercial deposits and 13.9% in retail deposits, partially compensated by a 2.3% reduction in institutional deposits. Furthermore, the YoY growth in due to banks and correspondents and inter-bank funds was the result of higher long-term funding from correspondent banks abroad and the Central Bank.

As of September 30, 2019, the proportion of deposits and obligations to total funding was 74.9%, lower than the 75.7% reported as of September 30, 2018. Likewise, the proportion of institutional deposits to total deposits decreased from 16.8% as of September 30, 2018 to 14.1% as of September 30, 2019.

Breakdown of deposits

S/ million	09.30.18	06.30.19	09.30.19	%chg 09.30.19/ 06.30.19	%chg 09.30.19/ 09.30.18
By customer service:
Retail	13,442.2	14,878.8	15,316.3	2.9%	13.9%
Commercial	10,405.8	12,099.2	13,299.7	9.9%	27.8%
Institutional	4,884.0	5,768.9	4,771.5	(17.3)%	(2.3)%
Other	352.2	365.5	354.3	(3.1)%	0.6%
Total	29,084.2	33,112.4	33,741.8	1.9%	16.0%
By type:
Demand	8,481.3	10,342.2	10,922.8	5.6%	28.8%
Savings	10,231.9	10,750.8	11,708.9	8.9%	14.4%
Time	10,357.4	12,013.5	11,095.9	(7.6)%	7.1%
Other	13.6	6.0	14.2	136.3%	4.7%
Total	29,084.2	33,112.4	33,741.8	1.9%	16.0%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	3Q18	2Q19	3Q19	%chg QoQ		%chg YoY
Interest and similar income	898.4	1,019.1	1,038.2	1.9%		15.6%
Interest and similar expenses	(278.9)	(314.9)	(314.6)	(0.1)%		12.8%
Net interest and similar income	619.5	704.3	723.6	2.7%		16.8%
NIM(1)	5.6%	5.8%	5.8%	0	bps	20	bps

(1)	Annualized. Net interest and similar income / Average interest-earning assets.

Interest and similar income

S/ million	3Q18	2Q19	3Q19	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	12.3	29.3	29.0	(1.1)%		n.m.
Financial investments	53.8	58.9	47.7	(19.0)%		(11.3)%
Loans	832.3	930.9	961.5	3.3%		15.5%
Total Interest and similar income	898.4	1,019.1	1,038.2	1.9%		15.6%
Average interest-earning assets	44,321.3	48,899.5	49,953.6	2.2%		12.7%
Average yield on assets (annualized)	8.1%	8.3%	8.3%	0	bps	20	bps

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Interest and similar expense

S/ million	3Q18	2Q19	3Q19	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(151.4)	(173.9)	(177.9)	2.3%		17.5%
Due to banks and correspondents and inter-bank funds	(39.6)	(43.0)	(43.0)	(0.0)%		8.5%
Bonds, notes and other obligations	(87.8)	(98.0)	(93.7)	(4.3)%		6.7%
Total Interest and similar expense	(278.9)	(314.9)	(314.6)	(0.1)%		12.8%
Average interest-bearing liabilities	38,460.9	42,340.3	44,044.8	4.0%		14.5%
Average cost of funding (annualized)	2.9%	3.0%	2.9%	-10	bps	0	bps

QoQ Performance

Net interest and similar income grew 2.7% QoQ due to a 1.9% increase in interest and similar income, while interest and similar expense remained relatively stable.

The higher interest and similar income was due to a 3.3% growth in interest on loans, partially offset by a 19.0% reduction in interest on financial investments. Interest on due from banks and inter-bank funds remained relatively stable QoQ.

The higher interest on loans was due to growth of 2.6% in the average loan portfolio and 10 basis points in the average yield.

The higher average volume of loans was attributed to increases of 3.9% in retail loans and 1.0% in commercial loans. In the retail portfolio, average volumes increased 5.2% in credit cards, 3.1% in mortgages and 2.4% in payroll deduction loans. In the commercial portfolio, the higher average volume was mainly due to an 8.0% increase in trade finance loans, partially compensated by reductions of 2.4% in leasing operations and 1.2% in short and medium-term loans.

The increase in the average rate, from 11.0% in 2Q19 to 11.1% in 3Q19, was mainly explained by a yield growth of 20 basis points in retail loans, partially offset by a 20 basis point decrease in commercial loans. The increase in retail loans was due to higher average rates on consumer loans, while mortgage rates remained stable. In the commercial portfolio, rates decreased mainly as the result of lower yields on trade finance loans.

The lower interest on financial investments was explained by reductions of 70 basis points in the nominal average rate and 4.2% in the average volume. The decrease in the nominal average rate, from 4.4% in 2Q19 to 3.7% in 3Q19, was mainly a result of higher income from dividends received in 2Q19 for shares owned on IFS, which was not repeated in 3Q19. The reduction in the average volume was a consequence of lower investments in global bonds, corporate bonds and CDBCR, partially compensated by higher balances of sovereign bonds.

The nominal average yield on interest-earning assets remained stable QoQ, at 8.3%, as the higher return on loans was offset by the lower nominal rate on financial investments.

Interest and similar expenses remained relatively stable as a 2.3% growth in interest on deposits and obligations was offset by a 4.3% reduction in interest on bonds, notes and other obligations. Interest on due to banks and correspondents remained stable QoQ.

Interest on deposits and obligations increased S/ 4.0 million, or 2.3% QoQ, due to a 1.8% growth in the average volume, while the average cost remained stable. The higher average volume was explained by growth in commercial and retail deposits, partially offset by a reduction in institutional deposits. By currency, average balances of soles-denominated deposits grew 5.6% while average dollar-denominated deposits decreased 4.1%. The average cost remained stable as higher rates paid to institutional deposits were compensated by a lower cost of commercial deposits, while rates in retail deposits remained stable.

The reduction in interest on bonds, notes and other obligations was a result of the execution of a call option in July 2019 for a US$ 30 million bond.

Interest on due to banks and correspondents remained stable as a 7.8% increase in the average volume was compensated by a 30 basis point reduction in the nominal average cost.

9

The average cost of funding decreased 10 basis points QoQ, from 3.0% in 2Q19 to 2.9% in 3Q19, in line with the lower nominal average cost on due to banks and correspondents. It is worth mentioning that the volume increase in average interest-bearing liabilities, associated with the accounting record of the previously mentioned corporate issuances, also contributed to the lower cost of funds in 3Q19.

As a result of the above, the net interest margin remained stable QoQ, at 5.8%.

YoY Performance

Net interest and similar income grew 16.8% YoY due to a 15.6% increase in interest and similar income, partially offset by a 12.8% growth in interest and similar expense.

Growth in interest and similar income was mainly due to increases of more than two-fold in interest on due from banks and inter-bank funds, and 15.5% in interest on loans, partially offset by a 11.3% decrease in interest on financial investments.

Interest on due from banks and inter-bank funds grew S/ 16.7 million, explained by increases of 50 basis points in the nominal average rate and 39.3% in the average volume. The increase in the nominal average rate was due to higher returns on inter-bank funds and reserve funds at the Central Bank. The higher average volume was due to growth in reserve requirements and deposits at the Central Bank.

The increase in interest on loans was due to growth of 12.5% in the average volume of loans and 30 basis points in the average yield.

The higher average volume of loans was attributed to increases of 17.1% in retail loans and 7.3% in commercial loans. In the retail portfolio, volumes grew 23.9% in credit cards, 13.4% in mortgages and 12.9% in payroll deduction loans. In the commercial portfolio, the higher average volume was mainly due to a 12.2% increase in short and medium-term loans, partially offset by reductions of 8.0% in leasing operations and 3.0% in trade finance loans.

The increase in the average rate on loans, from 10.8% in 3Q18 to 11.1% in 3Q19, was mainly explained by yield growth of 10 basis points in both retail and commercial loans. The increase in retail loans was due to higher average rates on credit cards, partially compensated by lower rates on mortgages. In the commercial portfolio, rates increased mainly as the result of higher yields on trade finance loans.

The lower interest on financial investments was explained by a 17.2% reduction in the average volume, partially offset by a 20 basis point increase in the average rate, from 3.5% in 3Q18 to 3.7% in 3Q19. The decrease in the average volume was the result of lower balances of global bonds, corporate bonds and CDBCR, while the increase in the average rate was due to higher returns on global bonds and corporate bonds from financial institutions.

The nominal average yield on interest-earning assets increased 20 basis points YoY, from 8.1% in 3Q18 to 8.3% in 3Q19, as a result of higher average returns in all of its components.

Growth in interest and similar expense was due to increases of 17.5% in interest on deposits and obligations, 8.5% in interest on due to banks and correspondents, and 6.7% in interest on bonds, notes and other obligations.

Interest on deposits and obligations increased S/ 26.5 million, or 17.5% YoY, explained by a 15.1% growth in the average volume, while the average cost remained stable YoY, at 2.1%. The higher average volume was explained by growth in commercial, retail and institutional deposits. By currency, average balances of soles-denominated deposits grew 18.8% while average dollar-denominated deposits increased 9.3%.

The S/ 3.4 million, or 8.5% YoY, increase in interest on due to banks and correspondents was the result of growth of 30 basis points in the nominal average cost and 1.3% in the average volume. The increase in the average cost was attributed to higher rates paid on inter-bank funds and funding provided by the Central Bank, while the higher average volume was explained by growth in funding provided by the Central Bank and from correspondent banks abroad.

Interest on bonds, notes and other obligations grew S/ 5.9 million, or 6.7% YoY, as a result of the issuances of senior bonds in March 2019, partially compensated by lower interest attributable to the execution of the bond’s call option in July 2019 previously mentioned. Additionally, a 1.5% depreciation of the exchange rate with respect to 3Q18, increased the value of bonds issued in dollars.

10

The average cost of funds remained stable YoY, at 2.9%, in line with the performance of cost of deposits, as they represent the majority of the funding base.

As a result of the above, net interest margin was 5.8% in 3Q19, 20 basis points higher than the 5.6% reported in 3Q18.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries increased 15.9% QoQ and 34.9% YoY. The quarterly increase in provision expenses was mainly the result of a base effect, as in 2Q19 there was a reversion of provisions in payroll deduction loans for S/ 38.8 million. Excluding this effect, impairment loss on loans, net of recoveries would have decreased 3.5% QoQ.

The YoY growth was mainly explained by a higher volume of credit card loans, which require the highest level of provisions among all products even at performing stages. This effect was partially compensated by lower requirements in payroll deduction loans and commercial loans to medium-sized companies.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 2.6% in 3Q19, higher than the 2.3% reported in 2Q19 and the 2.2% registered in 3Q18. However, excluding the release of provisions for payroll deduction loans in 2Q19, the annualized ratio of impairment loss on loans to average loans would have decreased 20 basis points QoQ.

Impairment loss on loans, net of recoveries

S/ million	3Q18	2Q19		3Q19	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(165.8)	(193.0)		(223.6)	15.9%		34.9%
Impairment loss on loans/average gross loans	2.2%	2.3%	(1)	2.6%	30	bps	40	bps
NPL ratio (at end of period)(2)	2.8%	2.9%		3.0%	10	bps	20	bps
NPL coverage ratio (at end of period)	136.4%	127.9%		126.4%	-150	bps	n.m.
Impairment allowance for loans	1,281.0	1,411.7		1,464.9	3.8%		14.4%

(1)	Excluding the reversion of impairment loss on loans for payroll deduction loans, cost of risk was 2.8% in 2Q19.
(2)	NPL ratio: Exposure under Stage 3 and refinanced loans / Total exposure (IFRS 9).

The NPL ratio increased 10 basis points QoQ and 20 basis points YoY. The quarterly growth was due to a 10 basis point increase in retail loans, while the NPL ratio in commercial loans remained stable QoQ. On the other hand, the annual growth was due to a 30 basis points higher NPL ratio in commercial loans, while the corresponding ratio in the retail portfolio remained stable YoY. Additionally, the NPL coverage ratio was 126.4% as of September 30, 2019, lower than the 127.9% reported as of June 30, 2019, and the 136.4% registered as of September 30, 2018.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services increased S/ 12.8 million QoQ, or 6.4%, mainly explained by growth of S/ 7.3 million in commissions from banking services, and S/ 2.0 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services.

Net fee income from financial services grew S/ 29.6 million YoY, or 16.1%, mainly due to increases of S/ 15.3 million in commissions from banking services and S/ 9.9 million in commissions from credit card services, in addition to lower expenses related to the sale of insurance products.

11

Fee income from financial services, net

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Income
Commissions from credit card services	91.5	101.3	101.4	0.2%	10.8%
Commissions from banking services	69.1	77.1	84.4	9.5%	22.1%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	63.5	60.1	62.1	3.2%	(2.3)%
Fees from indirect loans	15.7	14.3	14.7	2.5%	(6.3)%
Collection services	9.7	10.1	10.8	6.8%	11.6%
Other	7.2	9.9	9.6	(3.9)%	33.4%
Total income	256.6	272.8	282.9	3.7%	10.2%
Expenses
Insurance	(32.8)	(23.9)	(24.0)	0.4%	(26.8)%
Fees paid to foreign banks	(3.9)	(4.4)	(4.7)	5.6%	18.2%
Other	(36.0)	(43.9)	(40.8)	(7.1)%	13.3%
Total expenses	(72.8)	(72.2)	(69.4)	(3.9)%	(4.6)%
Fee income from financial services, net	183.8	200.6	213.4	6.4%	16.1%

OTHER INCOME

Other income increased S/ 3.3 million QoQ mainly due to an increase in net gain on foreign exchange transactions and on financial assets at fair value, partially compensated by a lower net gain on sale of financial investments.

Other income grew S/ 25.5 million YoY mainly explained by higher net gain on foreign exchange transactions and on financial assets at fair value, associated with currency volatility, in addition to a positive result in net gain on sale of financial investments.

Other income

S/ million	3Q18	2Q19	3Q19		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	57.2	63.6	75.4	(1)	18.5%	31.7%
Net gain on sale of financial investments	(0.1)	18.4	7.3		(60.4)%	n.m.
Other	15.9	13.3	16.0		19.7%	0.2%
Total other income	73.1	95.3	98.6		3.4%	35.0%

OTHER EXPENSES

Other expenses grew S/ 16.0 million QoQ, or 4.0%, and S/ 35.1 million YoY, or 9.3%. The quarterly increase was mainly due to higher salaries and employee benefits, and administrative expenses. Growth in salaries and employee benefits was mainly related to higher profit sharing, in line with the increase in earnings. On the other hand, administrative expenses grew due to higher marketing and credit card expenses.

The annual growth in other expenses was explained by increases in salaries and employee benefits, and IT services. Furthermore, Interbank adopted IFRS 16 which modified the presentation of our operating leases, principally branches. In 3Q19, instead of recognizing an expense for rental of these leases, the bank recognized the associated depreciation. The impact of this change resulted in lower administrative expenses and higher depreciation and amortization totaling approximately S/ 18.2 million.

12

The efficiency ratio was 39.2% in 3Q19, compared to the 39.1% reported in 2Q19 and the 42.0% registered in 3Q18.

Other expenses

S/ million	3Q18	2Q19	3Q19	%chg QoQ		%chg YoY
Salaries and employee benefits	(153.6)	(163.6)	(169.5)	3.6%		10.4%
Administrative expenses	(180.9)	(172.4)	(177.7)	3.1%		(1.8)%
Depreciation and amortization	(33.5)	(54.8)	(58.6)	7.0%		74.7%
Other	(8.6)	(5.0)	(6.0)	20.0%		(30.1)%
Total other expenses	(376.7)	(395.8)	(411.8)	4.0%		9.3%
Efficiency ratio	42.0%	39.1%	39.2%	10	bps	-280	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 15.4% as of September 30, 2019, lower than the 16.1% registered as of June 30, 2019 and the 16.2% reported as of September 30, 2018.

In 3Q19, regulatory capital increased 1.9% QoQ, while RWA grew 6.3%. Growth in regulatory capital was explained by a lower deduction due to the sale of IFS’ shares in July 2019 as part of IFS’ IPO in NYSE, partially compensated by the elimination of a US$ 30 million subordinated bond, which was called for early redemption in July 2019. On the other hand, the increase in RWA was mainly due to higher capital requirements for credit risk, which includes the effect of growth in loans and the adequation to higher risk weights applied to intangibles assets, associated with incremental digital investments.

The annual reduction in the capital ratio was due to a 15.8% growth in RWA, partially offset by a 9.8% increase in regulatory capital. The YoY increase in RWA was mostly attributed to loan growth and the higher risk weights applied to intangibles assets. The annual increase in regulatory capital was mainly a result of the addition of S/ 573.3 million in capital, reserves and earnings with capitalization agreement during the last twelve months, as well as the lower deduction in regulatory capital previously mentioned.

It is worth mentioning that the SBS has initiated the implementation of an additional set of Basel III standards, in effect between 2017 and 2026. Among these, it stands out that there will be an annual 10% phase out of existing Tier I instruments, yet allowing its eligibility as Tier II capital. This is why, despite the annual increase in capital and reserves, S/ 49.9 million of the US$ 200 million junior subordinated bond issued in April 2010 no longer count as primary capital. As of September 30, 2019, 70% of this issuance was considered as primary capital, in line with the percentage registered as of June 30, 2019.

As of September 30, 2019, Interbank’s capital ratio of 15.4% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 11.6%. The minimum regulatory capital ratio requirement was 10.0%, while the additional capital requirement for Interbank was 1.6% as of September 30, 2019. Furthermore, Core Equity Tier 1 (CET1 as required by the Peruvian regulatory entity) as of September 30, 2019 increased 80 basis points YoY, to 11.4%, despite loan growth of 12.5% and RWA growth of 15.8% YoY.

Regulatory capital

S/ million	09.30.18	06.30.19	09.30.19	%chg 09.30.19/ 06.30.19		%chg 09.30.19/ 09.30.18
Tier I capital	4,912.8	5,447.8	5,552.3	1.9%		13.0%
Tier II capital	1,973.9	1,976.9	2,010.3	1.7%		1.8%
Total regulatory capital	6,886.7	7,424.8	7,562.5	1.9%		9.8%
Risk-weighted assets	42,396.4	46,186.2	49,088.1	6.3%		15.8%
BIS ratio	16.2%	16.1%	15.4%	-70	bps	-80	bps
Tier I capital / risk-weighted assets	11.6%	11.8%	11.3%	-50	bps	-30	bps
CET1	10.6%	10.6%	11.4%	80	bps	80	bps

13

Interseguro

SUMMARY

Interseguro’s profits reached S/ 34.0 million in 3Q19, an increase of S/ 1.2 million QoQ and S/ 14.1 million YoY.

The quarterly growth was mainly explained by an improvement of S/ 16.5 million in total premiums earned minus claims and benefits, mainly explained by a reduction in adjustment of technical reserves, and a S/ 16.2 million increase in other income. These factors were partially offset by a contraction of S/ 6.3 million in net interest and similar income and a negative performance in translation result.

The annual increase in net profit was mainly due to growth of S/ 18.7 million in other income, and S/ 11.8 million in total premiums earned minus claims and benefits, partially offset by a S/ 5.8 million increase in other expenses.

Interseguro’s ROAE was 14.9% in 3Q19, above the 13.6% reported in 2Q19 and the 8.4% registered in 3Q18.

Insurance Segment’s P&L Statement

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Interest and similar income	147.3	152.2	148.0	(2.7)%	0.4%
Interest and similar expenses	(14.2)	(12.3)	(14.5)	17.3%	1.8%
Net Interest and similar income	133.1	139.8	133.5	(4.5)%	0.3%
Recovery (loss) due to impairment of financial investments	(1.5)	0.4	(0.6)	n.m.	(56.5)%
Net Interest and similar income after impairment loss	131.7	140.2	132.9	(5.3)%	0.9%
Fee income from financial services, net	(1.0)	(1.0)	(1.2)	25.8%	19.4%
Other income	36.2	38.7	54.9	41.7%	51.4%
Total premiums earned minus claims and benefits	(74.7)	(79.4)	(62.9)	(20.8)%	(15.7)%
Net premiums	173.8	164.4	157.5	(4.2)%	(9.4)%
Adjustment of technical reserves	(60.1)	(63.6)	(37.5)	(41.0)%	(37.6)%
Net claims and benefits incurred	(188.3)	(180.2)	(182.9)	1.5%	(2.9)%
Other expenses	(69.0)	(74.4)	(74.8)	0.5%	8.3%
Income before translation result and income tax	23.2	24.2	48.8	102.0%	110.8%
Translation result	(3.3)	8.6	(14.9)	n.m.	n.m.
Income tax	—	—	—	n.m.	n.m.
Profit for the period	19.9	32.8	34.0	3.5%	70.5%
ROAE	8.4%	13.6%	14.9%
Efficiency ratio(1)	12.4%	13.8%	11.9%

(1)

Efficiency ratio is defined as (Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / (Net interest and similar income + Fee income + Other income + Net premiums earned).

14

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Interest and similar income	147.3	152.2	148.0	(2.7)%	0.4%
Interest and similar expenses	(3.2)	(2.0)	(3.2)	59.5%	0.7%
Net interest and similar income	144.1	150.1	144.7	(3.6)%	0.4%
Recovery (loss) due to impairment of financial investments	(1.5)	0.4	(0.6)	n.m.	(56.5)%
Net Interest and similar income after impairment loss	142.6	150.5	144.1	(4.3)%	1.0%
Net gain (loss) on sale of financial investments	(7.9)	14.3	17.7	23.8%	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	4.9	(9.7)	0.5	n.m.	(90.6)%
Rental income	8.7	11.7	13.7	16.7%	56.9%
Gain on sale of investment property	—	(1.6)	(4.4)	183.0%	n.m.
Valuation gain (loss) from investment property	24.7	20.7	22.7	9.7%	(8.3)%
Other(1)	(2.2)	(3.6)	(3.1)	(13.7)%	40.2%
Other income	28.3	31.8	47.0	47.6%	66.4%
Results from investments	170.9	182.4	191.1	4.8%	11.8%

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 144.7 million in 3Q19, a decrease of S/ 5.4 million, or 3.6%, QoQ and relatively stable YoY.

The quarterly decrease was mainly explained by a S/ 4.2 million reduction in interest and similar income, due to lower returns on the equity portfolio attributable to higher income from dividends received in 2Q19 which were not repeated in 3Q19.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ 0.6 million in 3Q19, compared to a recovery of S/ 0.4 million in 2Q19 and another loss of S/ 1.5 million in 3Q18.

The quarterly performance was mainly due to increases in the amortized cost of non-investment grade instruments, while the annual improvement was mainly explained by the lower amortized cost of certain investments.

OTHER INCOME

Other income related to investments was S/ 47.0 million in 3Q19, an increase of S/ 15.2 million QoQ and S/ 18.7 million YoY.

The quarterly growth was mainly due to increases of S/ 10.2 million in net gain on financial assets at fair value, S/ 3.4 million in net gain on sale of financial investments, S/ 2.0 million in valuation gain from investment property and S/ 2.0 million in rental income, partially offset by a negative result in sale of investment property.

The annual increase was mainly explained by growth of S/ 25.6 million in result on sale of financial investments, and S/ 5.0 million in rental income, partially compensated by negative performances of S/ 4.4 million both in net gain on financial assets at fair value and in sale of investment property.

15

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Net premiums	173.8	164.4	157.5	(4.2)%	(9.4)%
Adjustment of technical reserves	(60.1)	(63.6)	(37.5)	(41.0)%	(37.6)%
Net claims and benefits incurred	(188.3)	(180.2)	(182.9)	1.5%	(2.9)%
Total premiums earned minus claims and benefits	(74.7)	(79.4)	(62.9)	(20.8)%	(15.7)%

Total premiums earned minus claims and benefits were S/ -62.9 million in 3Q19, an increase of S/ 16.5 million QoQ and S/ 11.8 million YoY.

The quarterly growth was due to a S/ 26.1 million decrease in adjustment of technical reserves, partially offset by S/ 6.9 million lower net premiums and S/ 2.7 million higher net claims and benefits incurred.

The annual performance was explained by reductions of S/ 22.6 million in adjustment of technical reserves and S/ 5.4 million in net claims and benefits incurred, partially offset by a decrease of S/ 16.3 million in net premiums.

NET PREMIUMS

Net Premiums by Business Line

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Annuities	78.2	75.7	64.0	(15.5)%	(18.2)%
D&S	13.7	0.4	0.1	(74.1)%	(99.2)%
Individual Life	31.0	32.1	32.9	2.7%	6.3%
Retail Insurance	51.0	56.2	60.5	7.8%	18.7%
Net Premiums	173.8	164.4	157.5	(4.2)%	(9.4)%

Net premiums were S/ 157.5 million in 3Q19, a decrease of S/ 6.9 million, or 4.2%, QoQ and S/ 16.3 million, or 9.4%, YoY.

The quarterly reduction was mainly explained by a decrease of S/ 11.7 million in annuities, partially offset by growth of S/ 4.3 million in retail insurance, while individual life premiums slightly increased S/ 0.8 million.

The annual performance in net premiums was mainly due to decreases of S/ 14.2 million in annuities and S/ 13.6 million in disability and survivorship premiums, the latter due to the expiration of Seguros Sura’s disability and survivorship contract in December 2018. These factors were partially offset by growth of S/ 9.5 million in retail insurance and S/ 1.9 million in individual life.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	3Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Annuities	(45.4)	(39.9)	(19.9)	(50.2)%	(56.2)%
Individual Life	(14.4)	(21.3)	(15.6)	(26.6)%	8.4%
Retail Insurance	(0.4)	(2.4)	(2.0)	(16.5)%	n.m.
Adjustment of technical reserves	(60.1)	(63.6)	(37.5)	(41.0)%	(37.6)%

Adjustment of technical reserves was S/ 37.5 million in 3Q19, a decrease of S/ 26.1 million QoQ and S/ 22.6 million YoY.

16

The quarterly reduction was mainly due to decreases of S/ 20.0 million in annuities and S/ 5.7 million in individual life, while the annual reduction was explained by a decrease of S/ 25.5 million in annuities, partially offset by increases of S/ 1.6 million in retail insurance and S/ 1.2 million in individual life.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Annuities	(156.5)	(162.2)	(163.6)	0.9%	4.6%
D&S	(14.3)	0.9	0.3	-72.2%	n.m.
Individual Life	(2.4)	(2.6)	(1.6)	(36.2)%	(32.3)%
Retail Insurance	(15.2)	(16.4)	(17.9)	9.3%	17.8%
Net claims and benefits incurred	(188.3)	(180.2)	(182.9)	1.5%	(2.9)%

Net claims and benefits incurred reached S/ 182.9 million in 3Q19, an increase of S/ 2.7 million QoQ and a decrease of S/ 5.4 million YoY.

The quarterly growth was mainly the result of a S/ 1.5 million increase in retail insurance, mainly explained by claims in Mandatory Traffic Accident Insurance (SOAT), as well as S/ 1.4 million higher annuity benefits.

The annual reduction in net claims and benefits incurred was explained by a S/ 14.6 million decrease in disability and survivorship claims, associated with the expiration of Seguros Sura’s disability and survivorship contract in December 2018, partially offset by growth of S/ 7.1 million in annuity benefits and S/ 2.7 million in retail insurance claims.

OTHER EXPENSES

Other Expenses

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Salaries and employee benefits	(18.9)	(18.1)	(17.9)	(1.1)%	(5.2)%
Administrative expenses	(11.0)	(13.4)	(13.9)	3.5%	25.4%
Depreciation and amortization	(5.1)	(6.9)	(4.8)	(30.1)%	(5.3)%
Expenses related to rental income	(1.4)	0.3	(1.1)	n.m.	(20.6)%
Other	(32.6)	(36.3)	(37.1)	2.1%	13.7%
Other expenses	(69.0)	(74.4)	(74.8)	0.5%	8.3%

Other expenses remained relatively stable QoQ and grew S/ 5.8 million, or 8.3%, YoY.

In the quarterly performance, increases in expenses related to rental income, administrative and other expenses, were offset by lower depreciation and amortization charges.

The annual increase in other expenses was mainly due to growth of S/ 4.5 million in other expenses such as third-party commissions, and S/ 2.9 million in administrative expenses, partially offset by a decrease of S/ 1.0 million in salaries and employee benefits.

17

Inteligo

SUMMARY

Inteligo’s net profit in 3Q19 was S/ 18.9 million, a S/ 14.5 million or 43.2% decrease QoQ; and a S/ 40.4 million or 68.1% reduction YoY.

The main driver for these results was a deterioration of the investment portfolio, attributable to negative mark-to-market valuations in 3Q19.

From a business development perspective, Inteligo’s prospection process continued to show consistent results. Net fee income from financial services was S/ 41.3 million in 3Q19, an 11.3% increase QoQ and 11.9% YoY.

Inteligo’s ROAE was 9.7% in 3Q19, lower than the 16.8% reported in 2Q19 and the 32.5% registered in 3Q18. However, excluding the effect of asset amortization from Interfondos acquisition and the negative impact from mark-to-market in investments, ROAE was 17.3% in 3Q19.

Wealth Management Segment’s P&L Statement

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Interest and similar income	38.2	38.9	42.5	9.0%	11.2%
Interest and similar expenses	(11.6)	(14.4)	(15.9)	10.4%	37.4%
Net interest and similar income	26.6	24.5	26.6	8.3%	(0.2)%
Impairment loss on loans, net of recoveries	(0.0)	0.0	0.0	-25.6%	n.m.
Recovery (loss) due to impairment of financial investments	0.2	0.3	(0.5)	n.m.	n.m.
Net interest and similar income after impairment loss	26.8	24.8	26.1	4.9%	(2.8)%
Fee income from financial services, net	36.9	37.1	41.3	11.3%	11.9%
Other income	23.4	0.5	(8.9)	n.m.	n.m.
Other expenses	(26.8)	(28.7)	(34.6)	20.7%	29.2%
Income before translation result and income tax	60.4	33.8	23.9	(29.3)%	(60.5)%
Translation result	0.1	1.6	(3.2)	n.m.	n.m.
Income tax	(1.2)	(2.1)	(1.7)	(17.2)%	42.9%
Profit for the period	59.3	33.4	18.9	(43.2)%	(68.1)%
ROAE	32.5%	16.8%	9.7%
Efficiency ratio(1)	30.7%	45.9%	58.6%

(1)	Efficiency ratio is defined as (Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / (Net interest and similar income + Fee income + Other income).

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 18,086.7 million in 3Q19, a S/ 392.7 million or 2.1% decrease QoQ and a S/ 386.0 million or 2.2% growth YoY; as new account openings, which generated an influx of funds as a result of a strengthened prospection and client conversion strategy, were offset by withdrawals from custody clients.

Client deposits reached S/ 3,058.1 million in 3Q19, an increase of S/ 583.2 million or 23.6% QoQ, and S/ 905.2 million or 42.0% YoY. Gowth in client deposits was associated with funding obtained from new account openings and funds obtained from certain liquidity events during the quarter.

18

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	0.6	2.1	5.4	n.m.	n.m.
Financial Investments	21.2	18.6	18.0	(3.4)%	(15.1)%
Loans	16.4	18.3	19.1	4.7%	16.6%
Total interest and similar income	38.2	38.9	42.5	9.0%	11.2%
Interest and similar expenses
Deposits and obligations	(9.6)	(11.3)	(13.5)	19.7%	40.8%
Due to banks and correspondents	(2.0)	(3.2)	(2.4)	-22.8%	21.3%
Total interest and similar expenses	(11.6)	(14.4)	(15.9)	10.4%	37.4%
Net interest and similar income	26.6	24.5	26.6	8.3%	(0.2)%

Inteligo’s net interest and similar income in 3Q19 was S/ 26.6 million, a S/ 2.1 million or 8.3% increase when compared with 2Q19. This was mainly attributable to interest generated by excess liquidity from deposits incoming from various sources during 3Q19.

Net interest and similar income remained stable YoY, at S/ 26.6 million in 3Q19.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Income
Brokerage and custody services	3.9	3.4	6.3	87.6%	63.9%
Funds management	33.4	34.3	35.4	3.1%	6.1%
Total income	37.2	37.7	41.7	10.7%	12.0%
Expenses
Brokerage and custody services	(0.2)	(0.4)	(0.3)	(25.9)%	37.5%
Others	(0.1)	(0.2)	(0.1)	(27.2)%	14.8%
Total expenses	(0.3)	(0.6)	(0.4)	(26.2)%	30.9%
Fee income from financial services, net	36.9	37.1	41.3	11.3%	11.9%

Net fee income from financial services was S/ 41.3 million in 3Q19, an increase of S/ 4.2 million or 11.3% when compared to the previous quarter. On a YoY basis, net fee income from financial services increased S/ 4.4 million or 11.9%. Growth in fee income was mainly explained by rebalancing activities implemented in client portfolios throughout the year, together with portfolio implementation strategies for new client funds and brokerage fees generated by go-to-market operations − primarily IPO’s.

OTHER INCOME

Other income

S/ million	3Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Net gain on sale of financial investments	7.6	13.5	4.2	(68.8)%	(44.5)%
Net trading gain (loss)	17.7	(13.1)	(11.2)	(14.5)%	n.m.
Other	(1.8)	0.1	(1.9)	n.m.	2.9%
Total other income	23.4	0.5	(8.9)	n.m.	n.m.

19

Other income reached S/ -8.9 million in 3Q19, a decrease of S/ 9.4 million QoQ and S/ 32.3 million YoY, attributable to negative mark-to-market valuations on Inteligo’s proprietary portfolio throughout the year. Excluding the negative impact from mark-to-market in investments, other income was S/ 2.3 million in 3Q19.

OTHER EXPENSES

Other expenses

S/ million	3Q18	2Q19	3Q19	%chg QoQ	%chg YoY
Salaries and employee benefits	(15.6)	(15.2)	(16.7)	10.0%	6.9%
Administrative expenses	(8.8)	(9.5)	(10.5)	10.8%	18.7%
Depreciation and amortization	(2.3)	(3.9)	(7.4)	90.8%	n.m.
Other	(0.0)	(0.2)	(0.0)	(81.2)%	(32.6)%
Total other expenses	(26.8)	(28.7)	(34.6)	20.7%	29.2%
Efficiency ratio	30.7%	45.9%	58.6%

Other expenses reached S/ 34.6 million in 3Q19, an increase of S/ 5.9 million or 20.7% QoQ and S/ 7.8 million or 29.2% YoY. This was mainly related to the amortization of assets acquired as part of the Interfondos transaction earlier in the year.

20

Intercorp Financial Services Inc. and Subsidiaries

Interim condensed consolidated financial statements as of September 30, 2019, December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

Interim condensed consolidated financial statements as of September 30, 2019, December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018

Content

Interim condensed consolidated financial statements

Interim condensed consolidated statements of financial position	3

Interim condensed consolidated statements of income	4

Interim condensed consolidated statements of other comprehensive income	5

Interim condensed consolidated statements of changes in equity	6

Interim condensed consolidated statements of cash flows	7

Notes to the interim condensed consolidated financial statements	9

Interim condensed consolidated statements of financial position

As of September 30, 2019 (unaudited) and December 31, 2018 (audited)

	Note	As of September 30, 2019	As of December 31,2018
		S/(000)	S/(000)
Assets
Cash and due from banks	3
Non-interest bearing		2,793,982	3,102,250
Interest bearing		7,400,702	3,991,629
Restricted funds		1,516,008	1,286,532
		11,710,692	8,380,411
Inter-bank funds		—	495,037
Financial investments	4	18,353,198	17,629,445
Loans, net	5
Loans, net of unearned interest		36,880,402	34,325,721
Impairment allowance for loans		(1,465,059)	(1,364,804)
		35,415,343	32,960,917
Investment property	6	962,196	986,538
Property, furniture and equipment, net	2(c)	879,836	622,525
Due from customers on acceptances		124,690	132,961
Intangibles and goodwill, net		953,426	954,546
Accounts receivable and other assets, net	7	2,952,863	1,502,554
Deferred Income Tax asset, net		52,636	79,475
Total assets		71,404,880	63,744,409
Liabilities and equity
Deposits and obligations	8
Non-interest bearing		5,497,042	5,321,025
Interest bearing		30,780,129	28,360,925
		36,277,171	33,681,950
Inter-bank funds		15,001	—
Due to banks and correspondents	9	4,453,840	4,293,361
Bonds, notes and other obligations	10	8,339,278	6,496,778
Due from customers on acceptances		124,690	132,961
Insurance contract liabilities	11	11,453,272	10,300,468
Accounts payable, provisions and other liabilities	7	2,260,996	1,750,363
Deferred Income Tax liability, net		—	52
Total liabilities		62,924,248	56,655,933
Equity, net	12
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	963,446
Treasury stock		—	(208,178)
Capital surplus		531,073	268,077
Reserves		4,700,000	4,700,000
Unrealized results, net		419,140	121,686
Retained earnings		1,747,993	1,203,043
		8,436,223	7,048,074
Non-controlling interest		44,409	40,402
Total equity, net		8,480,632	7,088,476
Total liabilities and equity, net		71,404,880	63,744,409

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of income

For the nine-month periods ended September 30, 2019 and 2018

	Note	2019	2018
		S/(000)	S/(000)
Interest and similar income	14	3,597,348	3,192,701
Interest and similar expenses	14	(1,022,774)	(858,630)
Net interest and similar income		2,574,574	2,334,071
Impairment loss on loans, net of recoveries	5(c)	(602,957)	(451,259)
Impairment recovery on financial investments	4(c)	1,529	2,326
Net interest and similar income after impairment loss		1,973,146	1,885,138
Fee income from financial services, net	15	675,548	641,543
Net gain on foreign exchange transactions		191,543	163,017
Net gain on sale of financial investments		105,297	21,369
Net (loss) gain on financial assets at fair value through profit or loss		(9,542)	26,621
Net gain on investment property	6(b)	75,192	56,935
Other income	16	47,698	40,399
		1,085,736	949,884
Insurance premiums and claims
Net premiums earned	17	318,723	206,811
Net claims and benefits incurred for life insurance contracts and others		(535,144)	(546,557)
		(216,421)	(339,746)
Other expenses
Salaries and employee benefits		(596,882)	(558,967)
Administrative expenses		(571,702)	(568,868)
Depreciation and amortization		(198,819)	(118,604)
Other expenses	16	(96,978)	(105,609)
		(1,464,381)	(1,352,048)
Income before translation result and Income Tax		1,378,080	1,143,228
Translation result		5,244	(18,242)
Income Tax	13(c)	(345,982)	(313,932)
Net profit for the period		1,037,342	811,054
Attributable to:
IFS’s shareholders		1,030,914	805,673
Non-controlling interest		6,428	5,381
		1,037,342	811,054
Earnings per share attributable to IFS’s shareholders (stated in Soles)	18	9.212	7.299
Weighted average number of outstanding shares (in thousands)	18	111,907	110,380

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of other comprehensive income

For the nine-month periods ended September 30, 2019 and 2018

	2019	2018
	S/(000)	S/(000)
Net profit for the period	1,037,342	811,054
Other comprehensive income that will not be reclassified to the consolidated income statements in subsequent periods:
Net movement of equity instruments at fair value through other comprehensive income	131,851	80,239
Income Tax	(32,195)	(36,142)
Total unrealized gains that will not be reclassified to the consolidated income statements	99,656	44,097
Other comprehensive income to be reclassified to the consolidated income statements in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	1,276,879	(361,865)
Income Tax	(2,088)	(708)
	1,274,791	(362,573)
Insurance premiums reserve	(1,066,585)	901,069
Net movement of cash flow hedges	(15,615)	(2,525)
Income Tax	4,060	(1,941)
	(11,555)	(4,466)
Translation of foreign operations	1,358	11,286
Total unrealized gains to be reclassified to the consolidated income statements in subsequent periods	198,009	545,316
Total other comprehensive income for the period, net of Income Tax	1,335,007	1,400,467
Attributable to:
IFS’s shareholders	1,328,368	1,394,910
Non-controlling interest	6,639	5,557
	1,335,007	1,400,467

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2019 and 2018

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated income statements	Instruments that will be reclassified to the consolidated income statements
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2018 (Restated, Note 2.2)	113,110	(5,428)	963,446	(467,200)	268,077	3,700,000	105,619	238,348	(675,095)	(36)	76,394	1,507,674	5,717,227	35,780	5,753,007
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	805,673	805,673	5,381	811,054
Other comprehensive income	—	—	—	—	—	—	44,557	(361,698)	899,590	(4,498)	11,286	—	589,237	176	589,413
Total other comprehensive income	—	—	—	—	—	—	44,557	(361,698)	899,590	(4,498)	11,286	805,673	1,394,910	5,557	1,400,467
Declared and paid dividends, Note 12(a)	—	—	—	—	—	—	—	—	—	—	—	(510,688)	(510,688)	—	(510,688)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,196)	(3,196)
Transfer from retained earnings to reserves	—	—	—	—	—	1,000,000	—	—	—	—	—	(1,000,000)	—	—	—
Sale of treasury stock, Note 12(c)	—	3,010	—	259,022	—	—	—	—	—	—	—	123,705	382,727	862	383,589
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	8,972	8,972	63	9,035
Others	—	—	—	—	—	—	—	—	—	—	—	(12,147)	(12,147)	(125)	(12,272)
Balance as of September 30, 2018	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	150,176	(123,350)	224,495	(4,534)	87,680	923,189	6,981,001	38,941	7,019,942
Balance as of January 1, 2019	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	147,554	(232,337)	75,575	27,911	102,983	1,203,043	7,048,074	40,402	7,088,476
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,030,914	1,030,914	6,428	1,037,342
Other comprehensive income	—	—	—	—	—	—	100,141	1,272,276	(1,064,834)	(11,487)	1,358	—	297,454	211	297,665
Total other comprehensive income	—	—	—	—	—	—	100,141	1,272,276	(1,064,834)	(11,487)	1,358	1,030,914	1,328,368	6,639	1,335,007
Initial Public Offering, Note 1(b)	2,337	2,418	74,571	208,178	262,996	—	—	—	—	—	—	138,997	684,742	814	685,556
Declared and paid dividends, Note 12(a)	—	—	—	—	—	—	—	—	—	—	—	(654,464)	(654,464)	—	(654,464)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,455)	(3,455)
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	11,422	11,422	80	11,502
Others	—	—	—	—	—	—	—	—	—	—	—	18,081	18,081	(71)	18,010
Balance as of September 30, 2019	115,447	—	1,038,017	—	531,073	4,700,000	247,695	1,039,939	(989,259)	16,424	104,341	1,747,993	8,436,223	44,409	8,480,632

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2019 and 2018

	2019	2018
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	1,037,342	811,054
Plus (minus)
Impairment loss on loans, net of recoveries	602,957	451,259
Impairment recovery on financial investments	(1,529)	(2,326)
Depreciation and amortization	198,819	118,604
Provision for sundry risks	2,935	2,172
Deferred Income Tax	15,278	67,894
Net gain on sale of financial investments	(105,297)	(21,369)
Net loss (gain) of financial assets at fair value through profit or loss	9,542	(26,621)
Net gain for the valuation of investment property	(44,655)	(31,149)
Translation result	(5,244)	18,242
Net loss (gain) on sale of investment property	5,936	(1,559)
Decrease in accrued interest receivable	41,629	30,697
Increase in accrued interest payable	64,893	17,592
Net changes in assets and liabilities
Net increase in loans	(3,034,313)	(3,681,854)
Increase in accounts receivable and other assets, net	(1,657,388)	(167,379)
Net (increase) decrease in restricted funds	(229,160)	317,576
Increase (decrease) in deposits and obligations	2,562,524	(1,543,903)
Increase (decrease) in due to banks and correspondents	140,943	(253,219)
Increase (decrease) in accounts payable, provisions and other liabilities	602,199	(197,687)
Decrease (increase) of investments at fair value through profit or loss	87,255	(317,283)
Net cash provided by (used in) operating activities	294,666	(4,409,259)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of cash flows (continued)

	2019	2018
	S/(000)	S/(000)
Cash flows from investing activities
Net sale (purchase) of financial investments	855,312	(333,848)
Purchase of property, furniture and equipment	(40,470)	(37,328)
Purchase of intangible assets	(85,792)	(76,317)
Net sale of purchase of investment property	68,997	81,428
Net cash provided by (used in) investing activities	798,047	(366,065)
Cash flows from financing activities
Dividends payed	(654,464)	(510,688)
Net increase of bonds, notes and other obligations	1,755,316	637,602
Net decrease in receivable inter-bank funds	495,037	372,486
Net increase in payable inter-bank funds	15,001	203,545
Initial Public Offering, net of related expenses, Note 1(b)	397,175	—
Sale of treasury stock, net	—	383,589
Dividend payments to non-controlling interest	(3,455)	(3,196)
Net cash provided by financing activities	2,004,610	1,083,338
Net increase (decrease) in cash and cash equivalents	3,097,323	(3,691,986)
Gain (loss) from translation result on cash and cash equivalents	3,793	(15,914)
Cash and cash equivalents at the beginning of the period	7,087,062	9,225,617
Cash and cash equivalents at the end of the period, Note 3	10,188,178	5,517,717
Supplementary cash flow information:
Cash paid during the period for
Interest	1,032,309	834,074
Cash received during the period from
Interest	3,582,878	3,176,917

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

As of September 30, 2019 (unaudited) and December 31, 2018 (audited)

1.	Business activity, Initial Public Offering and business combinations
(a)	Business activity

Intercorp Financial Services Inc. and Subsidiaries (henceforth “IFS”, “the Company” or “the Group”) is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006 and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding company incorporated in 1997 in the Commonwealth of the Bahamas. As of September 30, 2019 Intercorp Perú holds directly and indirectly 70.62 percent of IFS’s capital stock and outstanding capital stock (76.46 percent, of IFS’s capital stock, equivalent 75.94 percent of IFS’s outstanding capital stock as of December 31, 2018).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of September 30, 2019, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”) and 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”). As of December 31, 2018, IFS holds 99.30 percent of the capital stock of Interbank, 99.84 percent of the capital stock of Interseguro, 100 percent of the capital stock of Inteligo and 99.42 percent of the capital stock of Hipotecaria Sura Empresa Administradora Hipotecaria S.A. (henceforth “Hipotecaria Sura”). Interbank and Interseguro operate in Peru, while Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly operated in Peru and Panama. Hipotecaria Sura was liquidated on February 20, 2019.

The interim condensed consolidated financial statements of IFS and Subsidiaries as of September 30, 2019, and for the nine-month periods then ended were approved by the Board of Directors held on November 12, 2019.

(b)	Initial Public Offering

On July 3, 2019, following the approval by the Board, IFS filed with the Securities and Exchange Commission of the United States of America (“SEC”), a Registration Statement under Form F-1 of the Securities Exchange Act of 1933 of the United States of America, in relation with a proposal of an Initial Public Offering of IFS’s common shares.

On July 18, 2019, IFS announced the Initial Public Offering of approximately 9,000,000 common shares at a price of US$46.00 per share, with sellers being: (i) IFS, (ii) Interbank, (iii) Intercorp Perú Ltd., and (iv) a non-related shareholder. Also, IFS granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 1,350,000 additional new common shares.

As a result of said Offering, IFS sold 2,418,754 common shares held as treasury stock (including shares sold by Interbank), and 1,150,000 new common shares to be issued. Intercorp Perú sold 2,531,246 shares and the non-related shareholder sold 3,000,000 shares. Also, the underwriters exercised the purchase option over 1,186,841 new common shares.

In this sense, IFS and Subsidiaries together sold 4,755,595 shares at US$ 46 per share. The sale value amounted to approximately US$218,757,000 (before issuance expenses).

The total impact of the Offering over the Company’s net equity, minus the issuance expenses, amounted to S/684,742,000 (approximately US$208,572,000), mainly explained by the following:

(i)

Issuance of 2,336,841 shares, with an impact of S/337,567,000, out of which S/74,571,000 corresponded to capital stock and S/262,996,000 to capital surplus (net of issuance expenses for S/15,341,000); see Note 12(a).

(ii)	Sale of treasury stock (2,418,754 shares), including shares sold by Interbank, with total impact of S/347,175,000, with impact on the captions “Treasury stock” and “Retained earnings”; see Note 12(c).

(c)	Business combinations

In May 2017, IFS entered into an agreement with Sura Asset Management S.A. (Colombia), Sura Asset Management Perú S.A. (Peru) and Grupo Wiese (Peru) for the purchase of shares, which resulted in the direct and indirect acquisition of up to 100 percent of Seguros Sura S.A. (henceforth “Seguros Sura”) and up to 100 percent of Hipotecaria Sura. The acquisition was approved by Peru’s Superintendence of Banking, Insurance and Private Pension Funds Administrators (henceforth “SBS”, by its Spanish acronym) on September 28, 2017.

As a consequence, in November 2017, IFS acquired directly and indirectly 99.39 percent of Seguros Sura’s capital stock and 99.42 percent of Hipotecaria Sura’s capital stock.

The price of the overall transaction was US$275,865,000 (equivalent to approximately S/891,911,000).

In accordance with the legal regulations in force in Peru and in compliance with the deadlines established by the SBS, Interseguro absorbed Seguros Sura on March 31, 2018.

The acquisitions were recorded in accordance with the “Acquisition method” established by IFRS 3 “Business Combinations”. The costs related to the acquisition, amounting to S/7,863,000, were recorded as an expense at the date of adquisition.

Following are the fair values of the acquired entities:

Fair value of the acquired entities
S/(000)
Seguros Sura S.A.
Assets	5,543,147
Liabilities	(5,287,650)
Hipotecaria Sura S.A.
Assets	12,560
Liabilities	(2,452)
Total net assets identified	265,605
Non-controlling interest – proportionate share of the acquired entities’ net assets	(1,912)
Goodwill	628,218
Consideration transferred	891,911

The net cash flow used in the acquisition is presented below:

S/(000)
Consideration transferred	891,911
Cash and due from banks of the acquired entities	(239,247)
Transaction cost of the acquisition	7,863
660,527

The goodwill represents the future synergies that are expected to arise from the combination of operations, distribution channels, workforce and other efficiencies not included in the intangible assets of the present value of acquired in-force business.

The net assets of the acquired entities recognized in the consolidated financial statements of IFS at the acquisition date were based on a preliminary fair value assessment. During 2018, Management completed the review of the fair value estimate of insurance contracts liabilities as of the acquisition date and, as consequence, the net identifiable assets were modified. Amendments were therefore made to the net identifiable assets, as detailed below:

	Preliminary balance	Amendment	Amended balance
	S/(000)	S/(000)	S/(000)
Insurance contracts liabilities	(5,210,487)	195,339	(5,015,148)
Goodwill	628,218	(195,339)	432,879

2.	Significant accounting policies
(a)	Basis of presentation and use of estimates

The interim condensed consolidated financial statements as of September 30, 2019, and for the nine-month periods ended September 30, 2019 and 2018 have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s consolidated audited financial statements as of December 31, 2018 and 2017, and as of January 1, 2017 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim condensed consolidated financial statements have been prepared on a historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim condensed consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim condensed consolidated financial statements, in conformity with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim condensed consolidated financial statements.

Estimates and criteria are continually assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim condensed consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as the estimated useful life of intangible assets, property, furniture and equipment, and the estimation of deferred Income Tax.

Regarding the liabilities for insurance contracts, in the second quarter of 2018, the Group made the following changes in its accounting estimates related to the determination of these liabilities:

(i)	Adoption of new mortality tables (SPP 2017)

Through SBS Resolution No.886-2018 dated March 7, 2018, the SBS published the new Peruvian mortality and morbidity tables “SPP-S-2017” and “SPP-I-2017” (for men and women) to be used in mathematical reserve calculations of pensions from the Private Pension System (“SPP”, by its Spanish acronym) and the Complementary Insurance of Hazardous Work. These tables gather updated information from Peru’s SPP and show the recent changes in life expectancy. From June 1, 2018, the Group decided to use these new tables for its pension reserve calculation.

(ii)	Changes in the assumptions used in calculating interest rates to discount pension reserves

Until May 31, 2018, in order to discount claim reserves, Interseguro used the average market rate of its financial assets portfolio for the matching currency pension flows and a reinvestment rate of 3 percent for non-matching currency pension flows. From the second quarter 2018, Interseguro modified the estimation of these assumptions, using the risk-free rate due to the currency of Peruvian government’s sovereign yield curves plus an illiquidity premium as a portion of the corporate bonds spread that is not related to loss given default or the cost of credit rating downgrade. These corporate bonds spread is calculated based on the performance of the asset portfolio designated by Interseguro to cover its pension obligations.

In accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” and since the changes above result from new information or events and are not error corrections nor related to previous periods, they are considered changes in accounting estimations and the effects were recognized prospectively and included in the interim condensed consolidated income statements for:

(i)	The period in which a change occurs, if it affects only such period; or
(ii)	The period in which a change occurs and future periods, if it affects all of them.

As a consequence, Management considers that the changes in the mortality and morbidity tables and in the method for determining the discount interest rate reflect a better accounting estimation of insurance contracts liabilities; see Note 4.6 (a) and (b) of the Annual Consolidated Financial Statements. These changes in accounting estimates were recorded during the second quarter of 2018.

(b)	Change in accounting policy

As of December 31, 2017, the Subsidiary Interseguro recognized in its income statements the effect of the change in the value of liabilities coming from retirement, disability and survivor’s pensions, caused by the variations in the market interest rates used to discount these liabilities. In the first quarter of 2018, Management decided to modify its accounting policy in order to show the effect of the change in market interest rates on the interim condensed consolidated statements of other comprehensive income. This change was made to reduce volatility in the profits or losses associated to the effect of changes in market interest rates, as the financial assets supporting such insurance liabilities are measured at fair value through other comprehensive income. According to IAS 8, as the aforementioned change constitutes a voluntary change in the accounting policy of the Company and, in compliance with said the standard, was applied retrospectively, see Note 4.2.1 of the Annual Consolidated Financial Statements.

(c)	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019.

The Group has adopted, for the first time, IFRS 16 “Leases” and, as required by IAS 34, the nature and effect of these changes are disclosed below:

•IFRS 16 “Leases”

IFRS 16 supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement Contains a Lease”, SIC 15 “Operating Leases-Incentives” and SIC 27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from the one under IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Group is the lessor.

As permitted by the transitional provisions of IFRS 16, the Group elected to apply the modified retrospective approach and has not restated figures from previous periods. Under this method, the Group recognizes lease liabilities for an amount equivalent to the current values of future payments agreed as of January 1, 2019. The Group also chose to use the recognition exemptions for lease contracts that, at the commencement date, corresponded to low-value assets.

The effect of first adoption of IFRS 16 as of January 1, 2019, is as follows:

S/(000)
Assets
Property, furniture and equipment (Right-of-use-assets)	341,746
Liabilities
Accounts payable, provisions and other liabilities (Lease liabilities)	341,746

The first adoption of IFRS 16 has not had impact neither on the interim condensed consolidated statements of income nor on the interim condensed consolidated statements of changes in the Group’s equity as of January 1, 2019.

(c.1)	Nature of the effect of adoption of IFRS 16

Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease is classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the fair value of the inception date of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in the consolidated income statements on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under the captions “Deferred charges” and Other accounts payable, respectively. Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Group.

•	Leases previously classified as finance leases

The Group did not change the initial amounts of recognized assets and liabilities at the date of initial adoption for leases previously classified as finance leases (i.e., the right-of-use-assets and lease liabilities equal the lease assets and liabilities recognized under IAS 17). The requirements of IFRS 16 were applied to these leases from January 1, 2019.

•	Leases previously classified as operating leases

The Group recognized right-of-use-assets and lease liabilities for leases previously classified as operating leases, except for leases of low-value assets. The right-of-use-assets for most leases were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted by using the incremental borrowing rate at the date of initial application.

The Group also applied the available practical expedients wherein it:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics.
•	Relied on its assessment of whether leases are onerous immediately before the date of initial application.
•	Applied the exemption to leases of low-value assets at the date of initial application.
•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

The leases liabilities as of January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

S/(000)
Operating lease commitments as of December 31, 2018	508,085
Weighted average incremental borrowing rate as of January 1, 2019	5.58%
Discounted operating lease commitments as of January 1, 2019	341,749
Minus:
Commitments relating to leases of low-value assets	(3)
Lease liabilities as of January 1, 2019	341,746

(c.2)	Summary of new accounting policies after the adoption of IFRS 16

Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

•	Right-of-use-assets

The Group recognizes right-of-use-assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use-assets are measured at cost, minus any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use-assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use-assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use-assets are subject to impairment.

•	Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate it. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Leases and leases of low-value assets

The Group applies the lease of low-value assets recognition exemption to leases of small items of office furniture. Lease payments and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

•	Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its leases, to lease the assets for additional terms. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal the lease. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The Group includes the renewal period as part of the lease term for leases, if it is appropriate, based on the paragraphs described above.

(c.3)	Amounts recognized in the statements of financial position and interim condensed consolidated statements of income

Set out below, are the carrying amounts of the Group’s right-of-use-assets and lease liabilities and the movements during the period:

	Right-of-use-assets
	Land	Buildings and facilities	Furniture and equipment	Total	Lease liabilities
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of January 1, 2019	56,657	285,089	—	341,746	341,746
Additions	—	15,454	2,292	17,746	16,114
Disposals and/or sales	—	(31,118)	—	(31,118)	(31,155)
Depreciation expense	(1,549)	(54,164)	(334)	(56,047)	—
Interest expense	—	—	—	—	12,332
Payments	—	—	—	—	(63,927)
Others	—	—	—	—	289
As of September 30, 2019	55,108	215,261	1,958	272,327	275,399

•	Interpretation of IFRIC 23 “Uncertainty over Income Tax Treatments”

The Interpretation addresses the accounting for income tax when tax treatments involve uncertainty that affects the application of IAS 12 “Income Taxes”. The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately.
•	The assumptions an entity makes about the examination of tax treatments by taxation authorities.
•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
•	How an entity considers changes in facts and circumstances.

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

Although IFS and its Subsidiaries domiciled in the Republic of Panama and the Bahamas are not subject to any income tax or capital gains tax, and Peruvian companies of life insurance are exempted from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance (retirement, disability and survival pensions) and annuities from the Private Pension Funds Administration System – see Note 13(a), the Group applied the interpretation from the entry into force; however, as a result of the evaluation made, Management concluded that this interpretation has not affected the interim condensed consolidated financial statements.

•	Amendments to IFRS 9 “Financial Instruments”: Prepayment features with negative compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments had no significant impact on the interim condensed consolidated financial statements of the Group.

•	Amendments to IAS 19 “Employee Benefits”: Plan amendment, curtailment or settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the cost of current services for the remainder of the period after the plan amendment, curtailment or settlement.

The amendments had no impact on the interim condensed consolidated financial statements of the Group as it does not maintain defined benefit plans.

•	Amendments to IAS 28 “Investments in Associates and Joint Ventures”: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28.

These amendments had no impact on the interim condensed consolidated financial statements as the Group does not have long-term interests in associates and joint ventures.

•	Annual improvements 2015 – 2017 cycle
•

IFRS 3 “Business Combinations”, the amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early adoption permitted.

These amendments had no impact on the interim condensed consolidated financial statements of the Group as there is no transaction where a joint control is obtained.

•

IFRS 11 “Joint Arrangements”, a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined by IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

These amendments have not had impact on the interim condensed consolidated financial statements of the Group as there is no transaction where a joint control is obtained.

•

IAS 12 “Income Taxes”, the amendments clarify that the income tax effects of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to shareholders. Therefore, an entity recognizes the income tax effects of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

Although IFS and its Subsidiaries domiciled in the Republic of Panama and the Bahamas are not subject to any income tax or capital gains tax – see Note 13(a), legal entities or natural persons not domiciled in Peru are subject to an additional tax on dividends received from entities domiciled in Peru. In this regard, since the Company controls the Subsidiaries that distribute the dividends, it recognizes the amount of the Income Tax as an expense of the year to which these dividends correspond. Since the Group´s currect practice is in line with these amendments, they have no impact on the interim condensed consolidated financial statements of the Group.

•

IAS 23 “Borrowing Costs”, the amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

These modifications have had no impact on the Group’s interim condensed consolidated financial statements because they do not develop qualified assets or obtain financing for these purposes.

(d)	Basis of consolidation

There were no changes in the composition of IFS in the period. The interim condensed consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate its Subsidiaries is described in Note 4.3 to the Annual Consolidated Financial Statements.

On the other hand, as described in Note 34 to the Annual Consolidated Financial Statements, in January 2019, Interbank sold Interfondos S.A., Sociedad Administradora de Fondos (henceforth “Interfondos”) to Inteligo Perú Holding S.A.C. Such transaction was eliminated for accounting consolidation purposes, so it had no impact on the accompanying interim condensed consolidated financial statements.

3.	Cash and due from banks
(a)	This caption is made up as follows:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Cash and clearing	1,625,441	1,860,442
Deposits in the Central Reserve Bank of Peru – BCRP	5,814,514	3,639,927
Deposits in banks	2,748,223	1,586,693
Accrued interest	6,506	6,817
	10,194,684	7,093,879
Restricted funds (b)	1,516,008	1,286,532
Total	11,710,692	8,380,411

(b)	The Group maintains restricted funds related to:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	1,430,213	1,189,454
Derivative financial instruments	78,306	92,456
Others	7,489	4,622
Total	1,516,008	1,286,532

(*)

As of September 30, 2019, correspond to deposits maintained in the BCRP which guarantee repurchase agreements amounting to S/1,400,200,000 (guaranteed repurchase agreements amounting to S/1,154,500,000 as of December 31, 2018), see Note 9(a).

Cash and cash equivalents presented in the interim condensed consolidated statements of cash flows exclude the restricted funds and accrued interest.

4.	Financial investments
(a)	This caption is made up as follows:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Financial investments
Debt instruments measured at fair value through other comprehensive income (b)	13,616,385	13,143,526
Investments at amortized cost (e)	2,115,773	1,843,944
Investments at fair value through profit or loss (d)	1,479,904	1,571,468
Equity instruments measured at fair value through other comprehensive income (f)	979,676	845,317
Total	18,191,738	17,404,255
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	146,439	185,067
Investments at amortized cost (e)	15,021	40,123
Total	18,353,198	17,629,445

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of September 30, 2019
Corporate, leasing and subordinated bonds (*)	7,487,437	631,047	(12,840)	8,105,644	Oct-19 / Jan-114	1.42	9.33	2.43	10.73
Peruvian Sovereign Bonds	3,021,118	354,426	(320)	3,375,224	Sep-23 / Feb-55	1.55	8.19	—	—
Negotiable Certificates of Deposit issued by BCRP	1,200,532	1,954	(9)	1,202,477	Oct-19 / Aug-20	2.26	2.32	—	—
Bonds guaranteed by the Peruvian Government	707,227	41,092	(370)	747,949	Oct-24 / Jul -34	4.10	6.01	4.23	6.60
United States of America Treasury Bonds	67,654	6	—	67,660	Oct-19	—	—	1.63	1.63
Global Bonds of the Republic of Colombia	116,787	644	—	117,431	Jul-21 / Mar-23	—	—	2.41	2.53
Total	12,600,755	1,029,169	(13,539)	13,616,385
Accrued interest				146,439
Total				13,762,824

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (b.1)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2018
Corporate, leasing and subordinated bonds (*)	7,687,065	80,122	(286,043)	7,481,144	Jan-19 / Jan-114	2.01	9.58	2.80	8.90
Peruvian Sovereign Bonds	2,702,571	46,714	(65,955)	2,683,330	Aug-20 / Feb-55	2.37	8.19	—	—
Negotiable Certificates of Deposit issued by BCRP (**)	1,381,011	179	(711)	1,380,479	Jan-19 / Apr-20	2.73	3.05	—	—
Bonds guaranteed by the Peruvian Government	804,309	5,166	(14,477)	794,998	May-24 / Jul -34	4.10	6.01	4.97	8.81
Global Bonds of the Republic of Peru	332,311	1,439	(14,692)	319,058	Jul-25 / Feb-55	6.39	7.40	3.66	3.71
United States of America Treasury Bonds	83,888	—	(1,039)	82,849	Dec-20 / Oct-23	—	—	2.47	2.53
Global Bonds of the Republic of Colombia	271,482	—	(4,046)	267,436	Mar-19 / Sep-37	—	—	2.29	7.48
Global Bonds of the United Mexican States	105,749	—	(7,133)	98,616	Oct-23 / Sep-34	—	—	4.16	6.28
Global Bonds of the Republic of Chile	36,983	—	(1,367)	35,616	Feb-28	—	—	3.74	3.74
Total	13,405,369	133,620	(395,463)	13,143,526
Accrued interest				185,067
Total				13,328,593

(*)

As of September 30, 2019 and December 31, 2018, Inteligo holds corporate bonds from different entities for approximately S/456,734,000 and S/411,047,000, respectively, which guarantee loans with Credit Suisse First Boston and J. Safra Sarasin; see Note 9(a).

(**)

As of December 31, 2018, Interbank holds certificates of deposit issued by the BCRP for approximately S/256,777,000, which guarantee loans with said entity for approximately S/247,456,000; see Note 9(a).

(c)	The Group has determined that the unrealized losses (other than credit risk) on debt instruments as of September 30, 2019 and December 31, 2018, are of temporary nature.

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

As of September 30, 2019 and December 31, 2018, the detail of investments with unrealized losses of the debt instruments classified as at fair value through other comprehensive income is as follows:

	As of September 30, 2019			As of December 31, 2018
Issuer	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Maturity as of September 30, 2019	Risk rating as of December 31, 2018 (***)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
BBVA Continental	287,933	14,139	(3,954)	199,326	2,039	(4,737)	2020-2033	BBB+ (*)
Banco de Crédito del Perú	120,075	167	(1,013)	222,072	—	(14,536)	2019-2023	AA+ (**)
Southern Perú Copper Corporation	62,576	2,366	(657)	220,634	—	(7,653)	2028-2035	BBB+ (*)
Taboada Finance Ltda.	91,656	2,343	(370)	93,010	612	(4,694)	2029-2033	BBB+ (*)
Peruvian Sovereign Bonds	3,021,118	354,426	(320)	2,702,571	46,714	(65,955)	2023-2055	A- (*)
Enel Distribución Perú S.A.A.	85,660	7,964	(111)	85,665	426	(5,864)	2025-2038	AAA (**)
Corporación Financiera de Desarrollo S.A.	240,969	31,259	—	386,240	—	(19,238)	2025-2046	AA (**)
H2Olmos S.A.	228,763	9,428	—	230,838	—	(4,793)	2025-2032	AA (**)
Fermaca Enterprises S.R.L.	223,401	1,657	—	229,906	—	(11,778)	2038	BBB- (*)
Bienes Raíces Uno Trust	183,973	11,018	—	183,572	—	(23,301)	2044	BBB (*)
Mexichem SAB de CV	178,832	8,542	—	178,387	—	(18,048)	2042-2044	BBB- (*)
Línea Amarilla S.A.C.	174,345	13,748	—	173,130	1,042	(4,998)	2037	AA (**)
PA Pacifico Trust	165,451	980	—	166,049	—	(12,280)	2035	BBB- (*)
Celulosa Arauco y Constitución S.A.	164,138	15,383	—	163,796	—	(12,295)	2047	BBB- (*)
Lima Metro Line 2 Finance Limited	149,534	6,638	—	149,512	—	(7,935)	2034	BBB (*)
Global Bonds of the Republic of Colombia	116,787	644	—	271,482	—	(4,046)	2021-2023	BBB (*)
Red de Energía del Perú	101,997	6,395	—	109,665	—	(4,111)	2026-2031	AAA (**)
Falabella Perú S.A.A.	101,255	6,793	—	101,341	—	(6,474)	2028-2035	AA+ (**)
Celeo Redes Operación CL	94,190	10,042	—	94,252	—	(6,014)	2047	BBB (*)
Cencosud S.A.	79,479	1,218	—	191,388	—	(20,819)	2045	BBB- (*)
PA Costera Trust	75,074	6,370	—	75,046	—	(4,716)	2034	BBB- (*)
México Generadora de Energía	70,479	3,176	—	72,009	—	(5,324)	2032	BBB (*)
Electricite de France S.A.	72,901	5,679	—	72,431	—	(8,673)	2114	A- (*)
Goldman Sachs	64,182	10,355	—	63,129	—	(6,572)	2030-2042	BBB+ (*)
Global Bonds of the Republic of Peru	—	—	—	332,311	1,439	(14,692)	—	BBB+ (*)
Global Bonds of the United Mexican States	—	—	—	105,749	—	(7,133)	—	BBB+ (*)
Mexico City Airport Trust	—	—	—	94,948	—	(11,129)	—	BBB (*)
Comisión Federal de Electricidad CFE	—	—	—	35,007	—	(4,180)	—	BBB+ (*)
Instruments with individual losses minor than S/4 million	285,252	—	(7,114)	3,559,022	296	(73,475)
Total	6,440,020	530,730	(13,539)	10,562,488	52,568	(395,463)

(*)	Instrument rated abroad.
(**)	Instrument rated in Peru.
(***)	Corresponds to the instrument’s rating with the largest unrealized loss.

On the other hand, the movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income is presented below:

	As of September 30, 2019	As of December 31, 2018	As of September 30, 2018
	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of the period	28,050	40,840	40,840
New assets originated or purchased	1,379	1,215	764
Assets derecognized or matured (excluding write-offs)	(1,146)	(13,463)	(2,238)
Effect on the expected credit loss different to changes of the stage during the period (*)	(1,762)	(829)	(852)
Foreign exchange effect	—	287	202
Expected credit loss under IFRS 9 at the end of the period	26,521	28,050	38,716

(*)	Corresponds mainly to the variation in the inputs used for calculating the expected credit losses other than changes of the stage during the year.

As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded a recovery of the impairment of S/1,529,000 and S/2,326,000 for the nine-month periods ended September 30, 2019 and 2018, respectively.

(d)	The composition of financial instruments at fair value through profit or loss is as follows:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	983,208	1,144,771
BioPharma Credit PLC.	134,152	144,157
Royalty Pharma, Note 19 (a)	105,706	78,808
Others minor than S/30 million	177,389	135,666
Debt instruments
Corporate, leasing and subordinated bonds	79,449	42,625
Peruvian Sovereign Bonds	—	21,927
United States of America Treasury Bonds	—	3,514
Total	1,479,904	1,571,468

(e)

As of September 30, 2019 and December 31, 2018, the investments at amortized cost are totally comprised of Peruvian Sovereign Bonds for an amount of S/2,130,794,000 and S/1,884,067,000, respectively, including accrued interest. These investments present a low credit risk and the expected credit loss is non-significant.

As of September 30, 2019, the estimated fair value of these investments amounts to approximately S/2,244,611,000 (S/1,856,325,000, as of December 31, 2018).

As of September 30, 2019 and December 31, 2018, Interbank holds loans with the BCRP for approximately S/959,031,000 and S/671,963,000, respectively, see Note 9(a), that are guaranteed through the Peruvian Sovereign Bonds; which are classified as restricted for approximately S/1,042,220,000 and S/738,635,000, respectively.

(f)	As of September 30, 2019 and December 31, 2018, the composition of equity instruments measured at fair value through other comprehensive income is as follows:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
InRetail Perú Corp., Note 19 (a)	295,247	228,122
BioPharma Credit PLC	275,333	261,484
Ishares (ETF)	104,134	130,155
Engie-Energía Perú S.A.	79,928	51,384
Luz del Sur S.A.A.	78,587	23,727
Ferreycorp S.A.A.	76,574	78,528
Others minor than S/26 million	69,873	71,917
Total	979,676	845,317

(g)

Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of September 30, 2019 and December 31, 2018:

	As of September 30, 2019				As of December 31, 2018
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	7,696,779	408,865	—	8,105,644	7,167,899	313,245	—	7,481,144
Peruvian Sovereign Bonds	5,490,996	—	—	5,490,996	4,527,274	—	—	4,527,274
Negotiable Certificates of Deposit issued by BCRP	1,202,478	—	—	1,202,478	1,380,479	—	—	1,380,479
Bonds guaranteed by the Peruvian Government	747,949	—	—	747,949	794,998	—	—	794,998
United States of America Treasury Bonds	67,660	—	—	67,660	82,849	—	—	82,849
Global Bonds of the Republic of Colombia	117,431	—	—	117,431	267,436	—	—	267,436
Global Bonds of the Republic of Peru	—	—	—	—	319,058	—	—	319,058
Global Bonds of the United Mexican States	—	—	—	—	98,616	—	—	98,616
Global Bonds of the Republic of Chile	—	—	—	—	35,616	—	—	35,616
Total	15,323,293	408,865	—	15,732,158	14,674,225	313,245	—	14,987,470

The Group rates its financial assets into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1: When the financial assets are first recognized, the Group recognizes an allowance based on 12 months ECLs. Stage 1 also includes financial assets whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a financial asset has shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs. Stage 2 also includes financial assets whose credit risk has improved and the financial asset has been reclassified from Stage 3.

Stage 3: Financial assets considered credit -impaired. The Group records an allowance for the lifetime financial asset.

For more detail, see Note 31.1 of the Annual Consolidated Financial Statements.

5.	Loans, net
(a)	This caption is made up as follows:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Direct loans
Loans	27,166,454	25,569,152
Credit cards	5,681,585	4,881,404
Leasing	1,558,167	1,682,629
Discounted notes	585,058	494,953
Factoring	329,768	309,558
Advances and overdrafts	62,720	50,219
Refinanced loans	223,459	210,384
Past due and under legal collection loans	975,152	856,909
	36,582,363	34,055,208
Plus (minus)
Accrued interest from performing loans	340,660	318,250
Unearned interest and interest collected in advance	(42,621)	(47,737)
Impairment allowance for loans (c)	(1,465,059)	(1,364,804)
Total direct loans, net	35,415,343	32,960,917
Indirect loans	4,019,486	4,071,460

(b)	The classification of the direct loan portfolio is as follows:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Commercial loans	16,430,143	16,032,068
Consumer loans	12,394,798	10,891,278
Mortgage loans	7,011,465	6,407,479
Small and micro-business loans	745,957	724,383
Total	36,582,363	34,055,208

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group’s loan portfolio is segmented by homogeneous groups that share similar risk profile; the Group determined these 3 types of portfolios: Retail Banking (groups consumer and mortgage loans), Commercial Banking (groups commercial loans) and Small Business Banking (groups loans to small and micro-business).

(c)	The movement of the allowance for expected credit loss, calculated according to IFRS 9, is as follows:
(c.1)	Total direct loans

	As of September 30, 2019				As of September 30, 2018				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	394,801	462,749	507,254	1,364,804	329,161	477,616	453,570	1,260,347	1,260,347
Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	278,019	—	—	278,019	235,411	—	—	235,411	366,155
Assets derecognized or repaid (excluding write offs)	(76,795)	(63,238)	(29,628)	(169,661)	(70,639)	(62,552)	(27,760)	(160,951)	(198,889)
Transfers to Stage 1	115,258	(113,531)	(1,727)	—	90,458	(89,617)	(841)	—	—
Transfers to Stage 2	(121,432)	137,435	(16,003)	—	(119,220)	135,421	(16,201)	—	—
Transfers to Stage 3	(44,611)	(124,348)	168,959	—	(29,685)	(135,341)	165,026	—	—
Impact on the expected credit loss for credits that change stage in the period	(86,878)	128,835	457,840	499,797	(72,174)	140,967	343,860	412,653	586,327
Others (*)	44,703	(28,211)	(1,870)	14,622	13,391	(15,613)	27,828	25,606	(14,370)
	108,264	(63,058)	577,571	622,777	47,542	(26,735)	491,912	512,719	739,223
Write offs (**)	—	—	(624,988)	(624,988)	—	—	(606,630)	(606,630)	(791,107)
Recovery of written–off loans	—	—	102,020	102,020	—	—	109,174	109,174	145,586
Foreign exchange effect (***)	61	139	246	446	377	1,631	3,232	5,240	10,755
Expected credit loss under IFRS 9 at the end of period balances	503,126	399,830	562,103	1,465,059	377,080	452,512	451,558	1,281,150	1,364,804

(c.1.1)	The following tables present the changes in the allowance for expected credit losses for direct loans according to their classification:

Changes in the allowance for expected credit losses for direct loans – Commercial

	As of September 30, 2019				As of September 30, 2018				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	68,705	27,397	98,111	194,213	48,699	28,437	75,335	152,471	152,471
Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	51,240	—	—	51,240	56,676	—	—	56,676	72,297
Assets derecognized or repaid (excluding write offs)	(27,270)	(7,851)	(2,310)	(37,431)	(26,390)	(10,025)	(6,724)	(43,139)	(50,354)
Transfers to Stage 1	7,623	(7,623)	—	—	7,221	(7,221)	—	—	—
Transfers to Stage 2	(12,062)	13,233	(1,171)	—	(16,277)	17,665	(1,388)	—	—
Transfers to Stage 3	(5,924)	(3,441)	9,365	—	(2,947)	(3,034)	5,981	—	—
Impact on the expected credit loss for credits that change stage in the period	(5,466)	3,445	20,976	18,955	(4,645)	7,338	29,789	32,482	40,119
Others (*)	(2,953)	(1,038)	2,701	(1,290)	(330)	(2,059)	12,187	9,798	10,835
	5,188	(3,275)	29,561	31,474	13,308	2,664	39,845	55,817	72,897
Write offs (**)	—	—	(14,892)	(14,892)	—	—	(31,250)	(31,250)	(34,355)
Recovery of written–off loans	—	—	794	794	—	—	963	963	1,163
Foreign exchange effect (***)	72	22	78	172	296	194	548	1,038	2,037
Expected credit loss under IFRS 9 at the end of period balances	73,965	24,144	113,652	211,761	62,303	31,295	85,441	179,039	194,213

Changes in the allowance for expected credit losses for direct loans – Consumer

	As of September 30, 2019				As of September 30, 2018				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	303,953	398,353	284,645	986,951	262,829	408,167	275,650	946,646	946,646
Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	212,112	—	—	212,112	164,162	—	—	164,162	276,193
Assets derecognized or repaid (excluding write offs)	(45,399)	(53,188)	(14,784)	(113,371)	(40,562)	(48,990)	(12,540)	(102,092)	(129,000)
Transfers to Stage 1	99,576	(97,849)	(1,727)	—	74,249	(73,408)	(841)	—	—
Transfers to Stage 2	(103,964)	108,727	(4,763)	—	(97,505)	102,287	(4,782)	—	—
Transfers to Stage 3	(36,496)	(111,248)	147,744	—	(25,467)	(121,915)	147,382	—	—
Impact on the expected credit loss for credits that change stage in the period	(74,115)	117,313	385,542	428,740	(59,579)	128,020	273,465	341,906	483,030
Others (*)	51,445	(26,937)	(3,620)	20,888	15,961	(11,109)	9,202	14,054	(25,882)
	103,159	(63,182)	508,392	548,369	31,259	(25,115)	411,886	418,030	604,341
Write offs (**)	—	—	(570,973)	(570,973)	—	—	(545,715)	(545,715)	(710,980)
Recovery of written–off loans	—	—	97,068	97,068	—	—	105,861	105,861	140,049
Foreign exchange effect (***)	8	119	214	341	49	1,339	1,981	3,369	6,895
Expected credit loss under IFRS 9 at the end of period balances	407,120	335,290	319,346	1,061,756	294,137	384,391	249,663	928,191	986,951

Changes in the allowance for expected credit losses for direct loans – Mortgage

	As of September 30, 2019				As of September 30, 2018				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	8,428	20,142	86,040	114,610	8,368	24,742	71,977	105,087	105,087
Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	1,621	—	—	1,621	1,700	—	—	1,700	2,035
Assets derecognized or repaid (excluding write offs)	(639)	(793)	(9,914)	(11,346)	(1,092)	(1,388)	(6,869)	(9,349)	(11,857)
Transfers to Stage 1	6,287	(6,287)	—	—	6,793	(6,793)	—	—	—
Transfers to Stage 2	(1,052)	11,068	(10,016)	—	(912)	10,943	(10,031)	—	—
Transfers to Stage 3	(229)	(3,073)	3,302	—	(180)	(3,720)	3,900	—	—
Impact on the expected credit loss for credits that change stage in the period	(5,753)	1,684	24,979	20,910	(6,207)	(1,188)	18,233	10,838	23,422
Others (*)	541	(622)	(2,733)	(2,814)	62	(2,876)	1,448	(1,366)	(3,032)
	776	1,977	5,618	8,371	164	(5,022)	6,681	1,823	10,568
Write offs (**)	—	—	(1,386)	(1,386)	—	—	(1,079)	(1,079)	(2,689)
Foreign exchange effect (***)	2	6	50	58	23	88	632	743	1,644
Expected credit loss under IFRS 9 at the end of period balances	9,206	22,125	90,322	121,653	8,555	19,808	78,211	106,574	114,610

Changes in the allowance for expected credit losses for direct loans – Small and micro-business

	As of September 30, 2019				As of September 30, 2018				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	13,715	16,857	38,458	69,030	9,265	16,270	30,608	56,143	56,143
Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	13,046	—	—	13,046	12,873	—	—	12,873	15,630
Assets derecognized or repaid (excluding write offs)	(3,487)	(1,406)	(2,620)	(7,513)	(2,595)	(2,149)	(1,627)	(6,371)	(7,678)
Transfers to Stage 1	1,772	(1,772)	—	—	2,195	(2,195)	—	—	—
Transfers to Stage 2	(4,354)	4,407	(53)	—	(4,526)	4,526	—	—	—
Transfers to Stage 3	(1,962)	(6,586)	8,548	—	(1,091)	(6,672)	7,763	—	—
Impact on the expected credit loss for credits that change stage in the period	(1,544)	6,393	26,343	31,192	(1,743)	6,797	22,373	27,427	39,756
Others (*)	(4,330)	386	1,782	(2,162)	(2,302)	431	4,991	3,120	3,709
	(859)	1,422	34,000	34,563	2,811	738	33,500	37,049	51,417
Write offs (**)	—	—	(37,737)	(37,737)	—	—	(29,365)	(29,365)	(43,083)
Recovery of written–off loans	—	—	4,158	4,158	—	—	3,429	3,429	4,374
Foreign exchange effect (***)	(21)	(8)	(96)	(125)	9	10	71	90	179
Expected credit loss under IFRS 9 at the end of period balances	12,835	18,271	38,783	69,889	12,085	17,018	38,243	67,346	69,030

(c.2)	Indirect loans (substantially all indirect loans correspond to commercial loans)

	As of September 30, 2019				As of September 30, 2018				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	19,829	19,753	22,469	62,051	46,890	77,299	14,989	139,178	139,178
Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	6,396	—	—	6,396	13,186	—	—	13,186	12,138
Assets derecognized or repaid (excluding write offs)	(9,329)	(5,809)	(3,302)	(18,440)	(6,729)	(26,933)	(10,136)	(43,798)	(53,790)
Transfers to Stage 1	9,180	(9,180)	—	—	9,746	(9,746)	—	—	—
Transfers to Stage 2	(1,928)	1,928	—	—	(1,588)	3,300	(1,712)	—	—
Transfers to Stage 3	(183)	(9)	192	—	(12)	(5)	17	—	—
Impact on the expected credit loss for credits that change stage in the period	(3,450)	(1,225)	390	(4,285)	(3,628)	4,050	120	542	(3,009)
Others (*)	(639)	(1,803)	(1,049)	(3,491)	(14,420)	(17,059)	89	(31,390)	(34,490)
	47	(16,098)	(3,769)	(19,820)	(3,445)	(46,393)	(11,622)	(61,460)	(79,151)
Write offs (**)	—	—	—	—	—	—	(24)	(24)	—
Foreign exchange effect (***)	28	41	2	71	451	442	42	935	2,024
Expected credit loss under IFRS 9 at the end of period balances	19,904	3,696	18,702	42,302	43,896	31,348	3,385	78,629	62,051

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of period and its amortized cost at the end of period (variation in the provision recorded for partial amortizations that did not represent a reduction or cancellation of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

The Group writes off financial assets that are still subject to collection activities. In this regard, the Group seeks to recover the amounts legally owed in full, but have been written off because there is no reasonable expectation of recovery.

(***)	Corresponds mainly to the effect of the exchange rate and the variation of the value of money over time.
(d)

In Management’s opinion, the impairment allowance for loan recorded as of September 30, 2019 and 2018 and December 31, 2018 has been established in accordance with NIIF 9 and is sufficient to cover incurred losses on the loan portfolio.

6.	Investment property
(a)	This caption is made up as follows:

	As of September 30, 2019	As of December 31, 2018	Acquisition or construction year	Valuation methodology As of September 30, 2019 and December 31, 2018
	S/(000)	S/(000)
Land
San Isidro – Lima	253,554	249,377	2009	Appraisal
San Martín de Porres – Lima	65,634	64,501	2015	Appraisal
Piura	51,446	50,708	2008	Appraisal
Sullana	16,885	16,491	2012	Appraisal
Santa Clara – Lima	13,230	10,342	2017	Appraisal
Chimbote	7,443	7,421	2015	Appraisal
Lurin	4,031	4,032	2008	Appraisal
Others	11,767	11,672	—	Appraisal
Miraflores – Lima	—	70,800	2017	Appraisal
	423,990	485,344
Completed investment property - “Real Plaza” Shopping Malls
Talara	38,913	41,337	2015	DCF
	38,913	41,337
Buildings
Orquídeas - San Isidro - Lima	161,005	144,645	2017	DCF
Ate Vitarte – Lima	78,655	67,894	2006	DCF
Chorrillos – Lima (d)	67,962	51,552	2017	DCF
Maestro – Huancayo	32,714	32,901	2017	DCF
Cuzco	29,129	28,472	2017	DCF
Panorama – Lima	20,693	20,437	2016	DCF
Pardo y Aliaga – Lima	19,937	19,164	2008	DCF
Trujillo	16,665	16,270	2016	DCF
Cercado de Lima – Lima	13,149	12,929	2017	DCF
Others	17,702	24,100	2017	DCF
	457,611	418,364
Built on leased land
San Juan de Lurigancho – Lima	41,682	41,493	2017	DCF
Total	962,196	986,538

DCF: Discounted cash flow

(i)	As of September 30, 2019 and December 31, 2018, there are no liens on any investment property.
(b)	The net gain on investment property as of September 30, 2019 and 2018, consists of the following:

	As of September 30, 2019	As of September 30, 2018
	S/(000)	S/(000)
Gain on valuation of investment property	44,655	31,149
Income from rental of investment property	36,473	24,227
(Loss) gain on sale of investment property	(5,936)	1,559
Total	75,192	56,935

(c)	The movement of investment property is as follows:

	As of September 30, 2019	As of September 30, 2018
	S/(000)	S/(000)
Beginning of period balances	986,538	1,118,608
Additions (d)	16,259	48,031
Sales (e)	(85,256)	(198,450)
Transfers	—	(17,634)
Valuation gain (loss)	44,655	31,149
Balance as of September 30	962,196	981,704
Balance as of December 31, 2018		986,538

(d)	During 2019, main additions corresponded to outlays related to the construction of the “Chorrillos-Lima” building.

During 2018, main additions corresponded to outlays related to the construction of the “Orquídeas-San Isidro–Lima” building.

(e)

During 2019, Interseguro sold to a related entity in cash and at market value, the land located in Miraflores, Lima (called “Cuartel San Martin”); recognizing a net loss of approximately S/6,058,000. The result of the sale of investment property is presented as "Net gain on investment property" in the interim condensed consolidated statement of income.

During 2018, Interseguro sold, in cash and at market value, the Real Plaza Pucallpa shopping center, a parcel located in Lurín (Lima) and a building through a surface rights agreement to related entities.

(f)	Fair value measurement – Investment property - Valuation techniques

The valuation techniques to estimate the fair value and the main assumptions used are described in Note 8 “Investment property” of the Annual Consolidated Financial Statements.

The main assumptions used in the valuation and estimation of the fair value of investment property are detailed below:

	As of September 30, 2019		As of December 31, 2018
Average ERV	US	$73.3	US	$59.1
Long-term inflation		2.6%		2.6%
Long-term occupancy rate		98.9%		98.9%
Average growth rate of rental income		2.6%		2.6%
Average NOI margin		93.2%		95.3%
Discount rate		9.0%		9.0%

7.	Accounts receivable and other assets, net; accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Accounts receivable and other assets
Financial instruments
Rights related to Corporate Bonds 2026, Note 10(c)	1,665,200	—
Other accounts receivable, net	456,513	440,531
Accounts receivable related to derivative financial instruments (b)	269,148	185,376
Accounts receivable from sale of investments	183,537	367,902
Assets for technical reserves for claims and premiums by reinsurers	87,762	147,891
Operations in process	42,908	54,428
Accounts receivable from reinsurers and coinsurers	31,615	39,875
Credit card commissions receivable	13,622	13,237
Insurance operations receivables, net	9,682	42,795
Total	2,759,987	1,292,035
Non-financial instruments
Deferred charges	80,354	80,113
Investments in associates	66,778	63,233
Prepaid Income Tax	25,773	19,860
Public works tax deduction	7,556	22,608
Prepaid rights to related entity	6,766	8,856
Value Added Tax credit	691	5,517
Others	4,958	10,332
	192,876	210,519
Total	2,952,863	1,502,554
Accounts payable, provisions and other liabilities
Financial instruments
Other accounts payable	460,016	471,412
Contract with investment component	438,474	298,382
Accounts payable for acquisitions of investments	299,436	228,687
Lease liabilities, Note 2(c)	275,399	—
Accounts payable related to derivative financial instruments (b)	260,919	154,116
Operations in process	149,170	116,717
Workers’ profit sharing and salaries payable	126,953	127,516
Allowance for indirect loan losses	42,302	62,051
Accounts payable to reinsurers and coinsurers	19,390	62,879
	2,072,059	1,521,760
Non-financial instruments
Taxes payable	75,233	101,085
Deferred income	54,742	59,482
Provision for other contingencies and other liabilities	58,962	68,036
	188,937	228,603
Total	2,260,996	1,750,363

(b)	The following table presents, as of September 30, 2019 and December 31, 2018, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts.

As of September 30, 2019	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the nine-month periods ended September 30, 2019	Maturity	Hedged instruments	Caption of the interim condensed consolidated statements of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	34,197	41,689	8,635,291	—	Between October 2019 and January 2021	—	—
Interest rate swaps	104,702	115,674	4,152,089	—	Between November 2020 and December 2029	—	—
Currency swaps	33,993	39,223	1,579,371	—	Between October 2019 and September 2026	—	—
Cross currency swaps	—	58,852	199,117	—	January 2023	—	—
Options	297	698	136,891	—	Between October 2019 and September 2020	—	—
	173,189	256,136	14,702,759	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	73,359	—	1,491,903	(8,424)	January 2023	Senior bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	22,268	—	507,450	(1,851)	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	2,118	135,320	(612)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,330	84,575	(486)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,335	84,575	(484)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	332	—	67,660	302	October 2020	Senior bonds	Bonds, notes and other obligations
	95,959	4,783	2,371,483	(11,555)
	269,148	260,919	17,074,242	(11,555)

As of December 31, 2018	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the interim condensed consolidated statements of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	20,009	21,529	5,177,208	—	Between January 2019 and February 2020	—	—
Interest rate swaps	19,249	19,854	2,018,220	—	Between November 2020 and December 2029	—	—
Currency swaps	48,452	48,915	909,114	—	Between January 2019 and January 2025	—	—
Cross currency swaps	—	59,683	198,529	—	January 2023	—	—
Options	628	1,956	234,780	—	Between January 2019 and June 2020	—	—
	88,338	151,937	8,537,851	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	74,144	—	1,349,200	25,775	January 2023	Senior bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	22,675	—	505,950	3,420	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	1,002	134,920	(684)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	589	84,325	(394)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	588	84,325	(393)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	219	—	67,460	2,562	October 2020	Senior bonds	Bonds, notes and other obligations
	97,038	2,179	2,226,180	30,286
	185,376	154,116	10,764,031	30,286

(i)	As of September 30, 2019 and December 31, 2018, certain derivative financial instruments required the establishment of collateral deposits, see Note 3(b).
(ii)

For the designated hedging derivatives mentioned in the chart above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness during the nine-month periods ended September 30, 2019 and during the fiscal year 2018. Likewise, during the nine-month periods ended September 30, 2019 and during the fiscal year 2018 no hedge was discontinued.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements.

8.	Deposits and obligations
(a)	This caption is made up as follows:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Time deposits	11,064,499	11,074,316
Demand deposits	11,725,368	10,109,492
Savings deposits	11,708,687	10,728,257
Severance indemnity deposits	1,764,383	1,763,826
Other obligations	14,234	6,059
Total	36,277,171	33,681,950

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)	As of September 30, 2019 and December 31, 2018, approximately S/10,217,402,000 and S/9,734,215,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
9.	Due to banks and correspondents
(a)	This caption is made up as follows:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
By type
BCRP, Notes 3(b), 4(b) (**) and (e)	2,359,231	2,073,919
Promotional credit lines	1,388,006	1,386,603
Loans received from foreign entities, (b) and Note 4(b) (*)	647,068	796,028
Loans received from Peruvian entities	4,183	763
	4,398,488	4,257,313
Interest and commissions payable	55,352	36,048
	4,453,840	4,293,361
By term
Short term	3,002,247	2,507,623
Long term	1,451,593	1,785,738
Total	4,453,840	4,293,361

(b)

As of September 30, 2019 and December 31, 2018, some of the Group loan agreements include standard clauses regarding the compliance of financial ratios, assets disposals and intercompany transactions under certain conditions, the use of funds and other management issues, such as:

(i)	Submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English).
(ii)	Maintain a determined global capital ratio.
(iii)	Maintain a determined coverage margin of non-performing loan portfolio.
(iv)	Maintain a determined past due loans rate.

In the opinion of Management, the Group complies with these covenants as of September 30, 2019 and December 31, 2018.

10.	Bonds, notes and other obligations
(a)	This caption is made up as follows:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	As of September 30, 2019	As of December 31, 2018
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Second (B series)	Interbank	9.50%	Semi-annually	2023	US$30,000	—	94,086
Third (A series)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/ 110,000	91,000	70,000
Fifth (A series)	Interbank	8.50%	Semi-annually	July 2019	S/ 3,300	—	3,300
Sixth (A series)	Interbank	8.16%	Semi-annually	July 2019	US$15,110	—	50,966
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/ 137,900	137,105	137,130
Second, first tranch (**)	Interseguro	6.97%	Semi-annually	2024	US$35,000	—	118,055
Second, second tranch	Interseguro	6.00%	Semi-annually	2024	US$15,000	50,745	50,594
						278,850	524,131
Subordinated bonds – second program
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/ 150,000	149,814	149,776
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	168,855	168,312
						318,669	318,088
Subordinated bonds – third program
First (single series)	Interseguro	9.50%	Semi-annually	2029	US$20,000	67,660	—
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/ 150,000	150,000	—
Negotiable certificates of deposits – first program
First (A series)	Interbank	4.28%	Annually	2020	S/ 150,000	146,986	—
Total local issuances						962,165	842,219
International issuances
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,010,630	1,006,875
Junior subordinated notes	Interbank	8.50%	Semi-annually	2070	US$200,000	674,114	671,546
Senior bonds – First and second issuance	Interbank	5.75%	Semi-annually	2020	US$650,000	1,311,009	1,309,248
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,001,210	993,241
Senior bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,588,781	1,558,979
Corporate bonds (c)	Interbank	5.000%	Semi-annually	2026	S/ 312,000	312,000	—
Corporate bonds (c)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,352,420	—
Total international issuances						7,250,164	5,539,889
Total local and international issuances						8,212,329	6,382,108
Interest payable						126,949	114,670
Total						8,339,278	6,496,778

(*)	The Spanish term “Valor de actualización constante” is referred to an amount subject to adjustments.
(**)	In February 2019, Interseguro executed the early redemption of said instruments and paid interest for approximately US$1,200,000.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of September 30, 2019 and December 31, 2018, the international issuances maintain mainly this covenant: Submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English).

In the opinion of Management, this covenant has been met by the Group as of September 30, 2019 and December 31, 2018. See detailed information in Note 14 of the Annual Consolidated Financial Statements.

(c)

On the other hand, during September 2019, Interbank issued corporate bonds called “5.00% Senior Notes due 2026” for S/312,000,000 and corporate bonds called “3.250% Senior Notes due 2026” for US$400,000,000, both issuances were made under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America. As of September 30, 2019, proceeds from both issuances are recognized as an account receivable amounting to S/1,665,200,000 and were received on October 1 and October 4, 2019, see Note 7(a).

11.	Insurance contract liabilities
(a)	This caption is made up as follows:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	11,236,197	10,006,960
Technical reserves for claims	217,075	293,508
	11,453,272	10,300,468
By term
Short term	949,066	935,182
Long term	10,504,206	9,365,286
Total	11,453,272	10,300,468

(b)	The movement of technical reserves disclosed by type of insurance for the periods ended September 30, 2019 and 2018, is as follows:

	2019					2018
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of period balances	8,665,894	715,217	586,166	39,683	10,006,960	9,034,796	676,949	525,662	36,482	10,273,889
Insurance subscriptions	228,127	—	3,116	36,729	267,972	187,510	—	7,097	35,104	229,711
Interest rate effect	951,093	85,463	—	—	1,036,556	(900,970)	(99)	—	—	(901,069)
Time passage adjustments	(100,292)	(12,047)	95,917	(34,644)	(51,066)	31,963	12,823	58,414	(31,659)	71,541
Maturities and recoveries	—	—	(36,777)	—	(36,777)	—	—	(28,867)	—	(28,867)
Exchange differences	10,628	—	1,914	10	12,552	67,159	68	9,043	(669)	75,601
Balances as of September 30	9,755,450	788,633	650,336	41,778	11,236,197	8,420,458	689,741	571,349	39,258	9,720,806
Balances as of December 31						8,665,894	715,217	586,166	39,683	10,006,960

(c)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of September 30, 2019 and December 31, 2018 in accordance with IFRS 4.
(d)	As of September 30, 2019 and December 31, 2018, the main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves are the following:

Technical rates
Type	Mortality table	As of September 30, 2019	As of December 31, 2018
Annuities	SPP-S-2017, SPP-I-2017	4.65% in US$	5.63% in US$
	with improvement factor for mortality	1.84% in S/ VAC 4.93% in adjusted S/	2.74% in S/ VAC 5.84% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality	1.84% in S/ VAC	2.74% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted	4.00 - 5.00%	4.00 - 6.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of September 30, 2019 and December 31, 2018, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 bps of the mortality factors, being the results as follows:

	As of September 30, 2019			As of December 31, 2018
		Variation of the reserve			Variation of the reserve
	Reserve	Amount	Percentage	Reserve	Amount	Percentage
Variables	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities
Portfolio in S/ and US Dollars - Basis amount
Changes in interest rate: + 100 bps	8,731,096	(1,024,355)	(10.50)	7,816,973	(848,921)	(9.80)
Changes in interest rate: - 100 bps	11,015,474	1,260,023	12.92	9,696,893	1,030,999	11.90
Changes in mortality table at 105%	9,655,380	(100,070)	(1.03)	8,587,633	(78,261)	(0.90)
Changes in mortality table at 95%	9,860,490	105,040	1.08	8,747,817	81,923	0.95
Retirements, disability and survival
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	694,792	(93,841)	(11.90)	635,838	(79,379)	(11.10)
Changes in interest rate: - 100 bps	906,276	117,643	14.92	813,614	98,397	13.76
Changes in mortality table at 105%	778,097	(10,536)	(1.34)	706,495	(8,722)	(1.22)
Changes in mortality table at 95%	799,714	11,081	1.41	724,366	9,149	1.28

12.	Equity
(a)	Capital stock and distribution of dividends -
Capital stock

IFS’s shares are listed at the Lima Stock Exchange and the New York Stock Exchange, since July 2019. IFS’s shares have no nominal value and their issuance value is US$9.72 per share.

As consequence of the Offering detailed in Note 1(b), in July 2019, IFS issued 2,336,841 common shares, thus increasing the capital stock in S/74,571,000 (approximately US$22,714,000). In this sense, as of September 30, 2019, IFS’s capital stock is represented by 115,447,705 subscribed and paid common shares (113,110,864 subscribed and paid common shares as of December 31, 2018).

Distribution of dividends

The General Shareholders’ Meeting of IFS held on April 1, 2019, agreed to distribute dividends for the year 2018 for approximately US$197,187,000 (equivalent to approximately S/654,464,000), US$1.75 per share, paid on May 3, 2019.

The General Shareholders’ Meeting of IFS held on April 2, 2018, agreed to distribute dividends for the year 2017 for approximately US$157,750,000 (equivalent to approximately S/510,688,000), US$1.40 per share.

(b)Capital surplus -

Corresponds to the difference between the nominal value of the issued shares and their price at the Public Offering, performed in 2007 and 2019; see Note 1(b). Capital surplus is presented net of issuance expenses.

(c)	Treasury stock -

Sale of treasury stock (2018-2019)

As indicated in Note 1(b), in July 2019, Interbank and IFS sold the treasury shares existing at the date (2,418,754 shares). Said sale was recorded as a decrease in “Treasury stock” by S/208,178,000 and the difference with sale value, amounting to S/138,997,000, was recorded in “Retained earnings”.

On the other hand, in 2018, Interbank sold 3,009,490 shares of IFS at their market price for approximately S/382,727,000 through the Lima Stock Exchange. Said sale was recorded as a decrease in “Treasury stock” by S/259,022,000 and the difference with sale value, amounting to S/123,705,000 was recorded in “Retained earnings”. In 2017 Interbank, Inteligo and Interfondos sold 1,251,000 treasury shares by S/142,664,000.

Stock buyback program (2016-2017)

In the Shareholders’ Meeting of IFS, held on May 25, 2016, the program of acquisition of own shares was approved. Such acquisition, as agreed, may be carried out on one or more times, as appropriate to IFS’s interests, according to market conditions and other legal limits and factors in force at the time of the acquisition. These acquisitions shall be subject to the current legal limit (10-percent limit of the capital stock) established in Article 84 of the Securities Market Act. Likewise, the Shareholders' Meeting set a limit for the acquisitions made under this program, which may not exceed 3,500,000 shares (equivalent to 3.09 percent of the Company's capital stock), without taking into account the shares acquired prior to this program (4,286,611 shares). During the term of said Program, IFS and its Subsidiaries bought 2,392,633 shares.

On August 9, 2017, the Board of Directors of IFS approved the completion of the program of acquisition of own issuance shares.

(d)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a minimum regulatory capital for statutory purposes. As of September 30, 2019 and December 31, 2018, the regulatory capital required for Interbank, Interseguro and Inteligo Bank is calculated based on the separate financial statements of each Subsidiary prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas). The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed in Note 17(f) to the Annual Consolidated Financial Statements.

13.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas are not subject to any Income Tax, or any other taxes on capital gains, equity or property; nevertheless, IFS is subject to an additional tax on dividends received from its Subsidiaries incorporated and domiciled in Peru.  The Subsidiaries incorporated and domiciled in Peru are subject to the Peruvian Tax legislation.

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; thus, they must calculate their tax liabilities on the basis of their separate financial statements. The Income Tax rate as of September 30, 2019 and 2018, was 29.5 percent, over the taxable income.

(b)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audits procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed. The Income

Tax and the Value-Added-Tax returns subject to inspection by the Tax Authority in each of the Subsidiaries, are the following:
•	Interbank, Hipotecaria Sura and Seguros Sura: Income Tax returns of the years from 2014 to 2018, and Value-Added-Tax returns of the years 2014 to 2018.
•	Interseguro: Income Tax returns of the years 2014, 2015, 2017 and 2018, and Value-Added-Tax returns of the years 2014 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax reviews would be applied to the results of the period in which such tax increase or surcharge may be determined.

In the case of Interbank, in April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, it received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006, which is still pending in the Tax Court.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interests in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interests in suspense do not constitute accrued income, in accordance with the SBS and the IFRS, which is also supported by a ruling of the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009.

Notwithstanding the foregoing, in February 2018, Interbank was informed that the Third Transitory Chamber of Constitutional and Social Law of the Supreme Court, issued a ruling regarding a third bank that impacts Interbank’s original estimation regarding the degree of contingency indicated in the previous paragraph; which, based on this new circumstance and in compliance with the IFRS, Interbank estimates as possible as of the date of this report.

Afterwards, in September 2019, the Permanent Chamber of Constitutional and Social Law of the Supreme Court of Justice of the Republic, in an identical case, has resolved in favor of the taxing treatment on the suspended interest followed by the financial institution; which based on this new circumstance and in compliance with the IFRS, Interbank deems as remote.

The tax liability requested for this concept and other minor matters by SUNAT as of September 30, 2019, amounts to approximately S/300,000,000 of which S/34,000,000 correspond to taxes and the difference to fines and default interests.

From the tax and legal analysis carried out, Interbank's Management and its external legal advisors consider that there is sufficient technical support for the prevalence of Interbank's position; as a result, it has not recorded any provision for this contingency as of September 30, 2019 and December 31, 2018.

On the other hand, during the years 2013 and 2014, SUNAT closed the audit processes corresponding to the assessment of the Income Tax of the fiscal years 2007, 2008 and 2009, respectively, thus issuing a series of Assessment Resolutions without any additional levying of said tax.

On January 11, 2016, SUNAT closed the partial audit corresponding to the fiscal year 2013 for withholding of Income Tax from non-domiciled beneficiaries, issuing a series of Final Assessment Resolutions without any additional levying of the tax in question.

On February 3, 2017, SUNAT closed the inspection corresponding to the fiscal year 2010 related to Income Tax. The Bank paid the amount of the deficiency under protest and filed a complaint. On November 6, 2018, the Tax Authority closed again the inspection corresponding to the fiscal year 2010 in relation to the Income Tax. Interbank paid the amount indebted under protest and files a tax complaint and later on, a fiscal appeal. Currently, the appeal is pending resolution by the Tax Court.

On February 14, 2018, SUNAT notified Interbank of the beginning of the partial inspection process for the Income Tax for the year 2014.

On September 7, 2018, SUNAT closed the partial inspection process for the income tax for the year 2014; without additional tax request.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. The tax debt sought by SUNAT amounts to approximately S/56,000,000. In February and October 2019, Interbank Management has submitted the respective complaint to the resolutions indicated above. In Management opinion and its legal advisors, any additional tax assessment would not be significant for the interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018.

On April 26, 2019, SUNAT notified of the beginning of the definitive inspection process for withholding of Income Tax from non-domiciled beneficiaries for the year 2018.

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial auditing of the Income Tax for non-domiciled entities for Sura corresponding to January 2015. The tax debt claimed by SUNAT amounts to approximately S/19,000,000 Considering that this debt corresponds to a period prior to the acquisition of Seguros Sura by the Group, and according to the conditions of the purchase and sale agreement of this entity, this tax assessment, if confirmed after the legal actions that Management is to file, would be assumed by the sellers. On January 30, 2019, the Company filed an appeal against the determination decision with the Tax Authority.

On August 28, 2019, Interseguro was notified by the Tax Authority through official letter and requirement in relation to the Income Tax of the fiscal year 2008, as definitive inspection to Seguros Sura.

Finally, as of the date of this report, SUNAT is reviewing the 2012 tax return of Interbank. In the opinion of Management, any eventual additional tax assessment would not be significant for the interim condensed consolidated financial statements as of September 30, 2019 and December 31, 2018.

(c)

IFS’s Subsidiaries calculate the period’s Income Tax expense using the best estimate of the weighted average tax rate. The table below presents the amounts reported in the interim condensed consolidated statements of income:

	For the nine-month periods ended September 30,
	2019	2018
	S/(000)	S/(000)
Current – Expense	330,704	246,038
Deferred – Expense	15,278	67,894
	345,982	313,932

14.	Interest and similar income and expenses

This caption is comprised of the following:

	For the nine-month periods ended September 30,
	2019	2018
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	2,834,379	2,470,871
Interest on investments at fair value through other comprehensive income	546,330	577,399
Interest on due from banks and inter-bank funds	92,635	34,165
Interest on investments at amortized cost	67,903	63,783
Dividends on financial instruments through other comprehensive income	54,298	43,963
Other interest and similar income	1,803	2,520
Total	3,597,348	3,192,701
Interest and similar expenses
Interest and fees on deposits and obligations	(527,476)	(408,767)
Interest on bonds, notes and other obligations	(304,169)	(276,694)
Interest and fees on due to banks and correspondents	(135,771)	(131,021)
Deposit insurance fund fees	(33,465)	(30,084)
Result from hedging transactions	(6,912)	(6,912)
Other interest and similar expenses	(14,981)	(5,152)
Total	(1,022,774)	(858,630)

15.	Fee income from financial services, net

This caption is comprised of the following:

	For the nine-month periods ended September 30,
	2019	2018
	S/(000)	S/(000)
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	481,651	459,486
Commissions for banking services	156,723	139,118
Funds management fees	104,293	110,560
Fees from indirect loans	42,757	47,161
Collection services fees	30,495	27,783
Brokerage and custody services fees	7,176	7,410
Others	29,086	26,032
Total	852,181	817,550
Expenses
Credit cards	(87,750)	(62,748)
Debtor’s life insurance premiums	(37,273)	(50,172)
Fees paid to foreign banks	(12,748)	(11,307)
Brokerage and custody services	(467)	(1,650)
Others	(38,395)	(50,130)
Total	(176,633)	(176,007)
Net	675,548	641,543

16.	Other income and expenses

This caption is comprised of the following:

	For the nine-month periods ended September 30,
	2019	2018
	S/(000)	S/(000)
Other income
Income from investments in associates	14,092	13,168
Other technical income from insurance operations	9,766	9,430
Income from ATM rentals	3,218	2,985
Services rendered to third parties	2,645	2,315
Gain from sale of written-off-loans	1,678	2,976
Other income	16,299	9,525
Total other income	47,698	40,399
Other expenses
Sundry technical insurance expenses	(31,519)	(30,109)
Commissions from insurance activities	(25,955)	(34,855)
Donations	(3,868)	(3,774)
Provision for sundry risk	(2,935)	(2,172)
Expenses related to rental income	(2,348)	(2,441)
Other expenses	(30,353)	(32,258)
Total other expenses	(96,978)	(105,609)

17.	Net premiums earned
(a)	For the nine-month periods ended September 30, 2019 and 2018, this caption is comprised of the following:

	Premiums assumed (1)		Adjustment of technical reserves (2)		Gross premiums earned (*) (3) = (1) - (2)		Premiums ceded to reinsurers (4)		Net premiums earned (incurred) (5) = (3) – (4)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	214,148	187,732	(35,373)	(213,499)	178,775	(25,767)	—	—	178,775	(25,767)
Group life	100,685	81,111	(417)	1,065	100,268	82,176	(3,901)	(3,342)	96,367	78,834
Individual life	100,436	96,895	(58,843)	(36,150)	41,593	60,745	(3,319)	(4,365)	38,274	56,380
Retirement, disability and survival	10,476	119,801	(74,031)	(12,822)	(63,555)	106,979	(2,812)	(75,604)	(66,367)	31,375
Others	2	3	(2,993)	(1,559)	(2,991)	(1,556)	—	—	(2,991)	(1,556)
Total life insurance	425,747	485,542	(171,657)	(262,965)	254,090	222,577	(10,032)	(83,311)	244,058	139,266
Total general insurance	77,512	72,323	(2,691)	(3,445)	74,821	68,878	(156)	(1,333)	74,665	67,545
Total	503,259	557,865	(174,348)	(266,410)	328,911	291,455	(10,188)	(84,644)	318,723	206,811

(*)	Includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due to the variation in the rates with which technical reserves are determined; see rates in Note 11(d).

18.	Earnings per share

The following table presents earnings per share computations:

	Outstanding shares	Shares considered in computation	Effective days in the period	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
2018
Balance as of January 1, 2018	107,682	107,682	270	107,682
Sale of treasury stock	3,010	3,010	242	2,698
Balance as of September 30, 2018	110,692	110,692		110,380
Net earnings attributable to IFS S/(000)				805,673
Earnings per share attributable to IFS (Soles)				7.299
2019
Balance as of January 1, 2019	110,692	110,692	270	110,692
Initial Public Offering, see Note 1(b)	4,755	4,755	69	1,215
Balance as of September 30, 2019	115,447	115,447		111,907
Net earnings attributable to IFS S/(000)				1,030,914
Earnings per share attributable to IFS (Soles)				9.212

19.	Transactions with shareholders, related parties and affiliated entities
(a)

The table below presents the main transactions with shareholders, related parties and affiliated companies as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Assets
Investments at fair value through profit or loss	115,030	110,034
Investments at fair value through other comprehensive income	375,213	369,249
Loans, net	1,016,231	1,157,158
Accounts receivable from UTP (g)	74,579	58,968
Accounts receivable from Homecenters Peruanos S.A. (f)	39,141	39,141
Accounts receivable related to derivative financial instruments	2,627	3,908
Other assets (e)	33,709	10,183
Liabilities
Deposits and obligations	1,128,460	571,032
Other liabilities	313	214
Off-balance sheet accounts
Indirect loans	128,282	139,702

	For the nine-month periods ended September 30,
	2019	2018
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	60,185	54,308
Interest and similar expenses	(13,667)	(8,541)
Valuation of financial derivative instruments	—	(201)
Rental income	18,295	10,553
(Loss) gain on sale of investment property	(5,936)	1,559
Administrative expenses	(30,802)	(25,892)
Others, net	22,152	23,160

(b)

As of September 30, 2019 and December 31, 2018, the directors, executives and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits certain transactions with employees, directors and officers of financial entities. As of September 30, 2019 and December 31, 2018, direct loans to employees, directors and officers amounted to S/231,973,000 and S/223,381,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to IFS’s directors and key personnel guaranteed with shares of any Subsidiary.

(c)	IFS’s key personnel compensation, for the nine-month periods ended September 30, 2019 and 2018, comprised the following:

	For the nine-month periods ended September 30,
	2019	2018
	S/(000)	S/(000)
Salaries	17,049	17,903
Board of Directors’ compensations	1,278	1,151
Total	18,327	19,054

(d)

As of December 31, 2018, the Group holds participations in several mutual funds managed by Interfondos, which are classified as investments at fair value through profit or loss and amounted S/9,934,000.

(e)

It corresponds mainly to prepaid expenses for spaces ceded to Interbank in the stores of Supermercados Peruanos S.A. until the year 2030, and for an amount of approximately S/6,766,000 and S/8,856,000 as of September 30, 2019 and December 31, 2018, respectively, see Note 7(a). Interbank may renew the term of the agreements for an additional term of 15 years.

(f)	It corresponds to a loan with maturity in 2046 and bears interests at market value.
(g)	As of September 30, 2019 and December 31, 2018, correspond to a finance lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.
(h)

In Management’s opinion, transactions with related parties have been performed under standard market conditions and within the established legal limits permitted, for entities regulated by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

20.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”) and presents three operating segments based on products and services as follows:

Banking

Mainly loans, credit facilities, deposits and current accounts.

Insurance

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the nine-month periods ended September 30, 2019 and 2018.

The following table presents the Group’s financial information by business segments for the nine-month periods ended September 30, 2019 and 2018:

	For the nine-month periods ended September 30, 2019					For the nine-month periods ended September 30, 2018
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	3,956,643	890,912	272,758	(118,495)	5,001,818	3,403,177	714,449	263,296	(31,526)	4,349,396
Inter-segment	(62,878)	—	(1,420)	64,298	—	(39,427)	—	11,251	28,176	—
Total income	3,893,765	890,912	271,338	(54,197)	5,001,818	3,363,750	714,449	274,547	(3,350)	4,349,396
Extracts of results
Interest and similar income	3,022,293	456,941	126,999	(8,885)	3,597,348	2,621,388	462,489	111,986	(3,162)	3,192,701
Interest and similar expenses	(936,848)	(40,429)	(45,201)	(296)	(1,022,774)	(782,321)	(40,853)	(31,534)	(3,922)	(858,630)
Net interest and similar income	2,085,445	416,512	81,798	(9,181)	2,574,574	1,839,067	421,636	80,452	(7,084)	2,334,071
Impairment loss on loans, net of recoveries	(602,908)	—	(49)	—	(602,957)	(452,031)	—	772	—	(451,259)
Impairment recovery on financial investments	42	2,133	(646)	—	1,529	9	316	2,001	—	2,326
Net interest and similar income after impairment loss	1,482,579	418,645	81,103	(9,181)	1,973,146	1,387,045	421,952	83,225	(7,084)	1,885,138
Fee income from financial services, net	607,346	(3,148)	117,314	(45,964)	675,548	550,705	(3,445)	122,575	(28,292)	641,543
Net gain on sale of financial investments	37,213	25,767	42,317	—	105,297	11,529	(9,560)	19,400	—	21,369
Other income (**)	289,791	92,618	(13,872)	(63,646)	304,891	219,555	58,154	9,335	(72)	286,972
Total net premiums earned minus claims and benefits	—	(216,410)	—	(11)	(216,421)	—	(339,746)	—	—	(339,746)
Depreciation and amortization	(168,727)	(16,677)	(13,721)	306	(198,819)	(99,908)	(11,986)	(6,683)	(27)	(118,604)
Other expenses	(1,029,650)	(203,179)	(76,440)	43,707	(1,265,562)	(1,003,739)	(188,493)	(71,143)	29,931	(1,233,444)
Income before translation result and Income Tax	1,218,552	97,616	136,701	(74,789)	1,378,080	1,065,187	(73,124)	156,709	(5,544)	1,143,228
Translation result	(2,272)	(1,888)	(912)	10,316	5,244	(5,193)	(6,139)	(277)	(6,633)	(18,242)
Income Tax	(325,209)	—	(5,159)	(15,614)	(345,982)	(287,931)	—	(3,942)	(22,059)	(313,932)
Net profit for the year	891,071	95,728	130,630	(80,087)	1,037,342	772,063	(79,263)	152,490	(34,236)	811,054
Attributable to:
IFS’s shareholders	891,071	95,728	130,630	(86,515)	1,030,914	772,063	(79,263)	152,490	(39,617)	805,673
Non-controlling interest	—	—	—	6,428	6,428	—	—	—	5,381	5,381
	891,071	95,728	130,630	(80,087)	1,037,342	772,063	(79,263)	152,490	(34,236)	811,054

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)

For Banking Segment “Other income” for the nine months ended September 30, 2019, includes approximately S/52,580,000, before taxes, as gain on the sale of Interfondos to Inteligo Perú Holding S.A.C., which is eliminated upon consolidation, see Note 2(d). The net profit (after taxes) amounted to approximately S/32,422,000.

	As of September 30, 2019
	Banking	Insurance	Wealth management	Holding and eliminations	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	116,930	21,679	3,912	—	142,521
Total assets	52,769,236	14,046,380	4,265,376	323,888	71,404,880
Total liabilities	46,731,023	13,127,574	3,462,524	(396,873)	62,924,248

	As of December 31, 2018
	Banking	Insurance	Wealth management	Holding and eliminations	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	176,082	70,333	9,718	41	256,174
Total assets	47,440,393	12,572,396	3,808,939	(77,319)	63,744,409
Total liabilities	41,986,416	11,795,308	2,996,179	(121,970)	56,655,933

(*)	It corresponds to the purchase of property, furniture and equipment, intangible assets and investment property.

The distribution of the Group’s total income based on the location of the customer and its assets, for the nine-month periods ended

September 30, 2019 amounts to S/4,776,252,000 in Peru and S/225,566,000 in Panama (for the nine-month periods ended September 30, 2018 amounts to S/4,115,925,000 in Peru and S/233,471,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets, as of September 30, 2019 is S/67,298,528,000 in Peru and S/4,106,352,000 in Panama (S/60,033,938,000 in Peru and S/3,710,471,000 in Panama as of December 31, 2018). It should be noted that both income and assets located in Panama correspond mainly to Peruvian citizens.

21.	Financial instruments classification

The financial assets and liabilities of the interim condensed consolidated statements of financial position as of September 30, 2019 and December 31, 2018, are presented below:

	As of September 30, 2019					As of December 31, 2018
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	11,710,692	11,710,692	—	—	—	8,380,411	8,380,411
Inter-bank funds	—	—	—	—	—	—	—	—	495,037	495,037
Financial investments	1,479,904	13,762,824	979,676	2,130,794	18,353,198	1,571,468	13,328,593	845,317	1,884,067	17,629,445
Loans, net	—	—	—	35,415,343	35,415,343	—	—	—	32,960,917	32,960,917
Due from customers on acceptances	—	—	—	124,690	124,690	—	—	—	132,961	132,961
Accounts receivable and other assets, net	269,148	—	—	2,490,839	2,759,987	185,376	—	—	1,106,659	1,292,035
	1,749,052	13,762,824	979,676	51,872,358	68,363,910	1,756,844	13,328,593	845,317	44,960,052	60,890,806
Financial liabilities
Deposits and obligations	—	—	—	36,277,171	36,277,171	—	—	—	33,681,950	33,681,950
Inter-bank funds	—	—	—	15,001	15,001	—	—	—	—	—
Due to banks and correspondents	—	—	—	4,453,840	4,453,840	—	—	—	4,293,361	4,293,361
Bonds, notes and other obligations	—	—	—	8,339,278	8,339,278	—	—	—	6,496,778	6,496,778
Due from customers on acceptances	—	—	—	124,690	124,690	—	—	—	132,961	132,961
Insurance contract liabilities	—	—	—	11,453,272	11,453,272	—	—	—	10,300,468	10,300,468
Accounts payable, provisions and other liabilities	260,919	—	—	1,811,140	2,072,059	154,116	—	—	1,367,644	1,521,760
	260,919	—	—	62,474,392	62,735,311	154,116	—	—	56,273,162	56,427,278

22.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

In order to manage this risk, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, mitigation and coverage processes that considers the specific needs and regulatory requirements to develop its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and the Management of IFS.

A full description of the Group’s financial risk management is presented in Note 31 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 31.1(d) of the Annual Consolidated Financial Statements.

The following table shows the credit quality and maximum exposure to credit risk of direct loans based on the Group’s internal credit rating as of September 30, 2019 and December 31, 2018. The amounts presented do not consider impairment.

	As of September 30, 2019				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Total direct loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	26,987,004	150,299	—	27,137,303	25,062,456	372,197	—	25,434,653
Standard grade	4,601,545	567,629	—	5,169,174	3,853,640	849,073	—	4,702,713
Sub-standard grade	369,668	987,699	—	1,357,367	417,701	845,995	—	1,263,696
Past due but not impaired	1,057,524	958,463	—	2,015,987	1,048,378	791,096	—	1,839,474
Impaired
Individually impaired	—	—	9,752	9,752	—	—	7,349	7,349
Collectively impaired	—	—	892,780	892,780	—	—	807,323	807,323
Total direct loans	33,015,741	2,664,090	902,532	36,582,363	30,382,175	2,858,361	814,672	34,055,208

	As of September 30, 2019				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,435,232	58,653	—	11,493,885	12,088,746	106,480	—	12,195,226
Standard grade	3,181,645	52,321	—	3,233,966	2,305,607	125,090	—	2,430,697
Sub-standard grade	169,896	287,614	—	457,510	226,849	124,051	—	350,900
Past due but not impaired	753,620	254,420	—	1,008,040	714,034	134,730	—	848,764
Impaired
Individually impaired	—	—	9,752	9,752	—	—	7,349	7,349
Collectively impaired	—	—	226,990	226,990	—	—	199,132	199,132
Total commercial loans	15,540,393	653,008	236,742	16,430,143	15,335,236	490,351	206,481	16,032,068

	As of September 30, 2019				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,495,788	49,399	—	9,545,187	7,481,529	223,261	—	7,704,790
Standard grade	780,343	427,136	—	1,207,479	980,918	643,553	—	1,624,471
Sub-standard grade	171,850	487,567	—	659,417	163,050	534,181	—	697,231
Past due but not impaired	130,189	481,579	—	611,768	97,943	442,380	—	540,323
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	370,947	370,947	—	—	324,463	324,463
Total consumer loans	10,578,170	1,445,681	370,947	12,394,798	8,723,440	1,843,375	324,463	10,891,278

	As of September 30, 2019				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	5,547,901	24,823	—	5,572,724	5,003,914	22,297	—	5,026,211
Standard grade	550,183	67,441	—	617,624	478,576	56,958	—	535,534
Sub-standard grade	23,488	196,140	—	219,628	22,575	170,556	—	193,131
Past due but not impaired	161,880	189,481	—	351,361	224,588	188,839	—	413,427
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	250,128	250,128	—	—	239,176	239,176
Total mortgage loans	6,283,452	477,885	250,128	7,011,465	5,729,653	438,650	239,176	6,407,479

	As of September 30, 2019				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	508,083	17,424	—	525,507	488,267	20,159	—	508,426
Standard grade	89,374	20,731	—	110,105	88,539	23,472	—	112,011
Sub-standard grade	4,434	16,378	—	20,812	5,227	17,207	—	22,434
Past due but not impaired	11,835	32,983	—	44,818	11,813	25,147	—	36,960
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	44,715	44,715	—	—	44,552	44,552
Total small and micro-business loans	613,726	87,516	44,715	745,957	593,846	85,985	44,552	724,383

The following table shows the credit quality and maximum exposure to credit risk of indirect (contingent) loans based on the Group’s internal credit rating as of September 30, 2019 and December 31, 2018. The amounts presented do not consider impairment.

	As of September 30, 2019				As of December 31, 2018
Contingent Credits	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,331,053	113,447	—	3,444,500	3,256,280	223,735	—	3,480,015
Standard grade	448,200	43,674	—	491,874	211,784	110,420	—	322,204
Sub-standard grade	33,403	18,099	—	51,502	33,472	192,699	—	226,171
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually impaired	—	—	22,607	22,607	—	—	35,738	35,738
Collectively impaired	—	—	9,003	9,003	—	—	7,332	7,332
Total indirect loans	3,812,656	175,220	31,610	4,019,486	3,501,536	526,854	43,070	4,071,460

(b)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that: (i) are offset in the interim condensed consolidated statements of financial position of the Group or; (ii) are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim condensed consolidated statements of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are offset in the interim condensed consolidated statements of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the interim condensed consolidated statements of financial position because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees collaterals in the form of cash with respect to transactions with derivatives; see Note 3.

Financial assets and liabilities subject to offsetting, enforceable master netting arrangement and similar agreement as of September 30, 2019 and December 31, 2018 are as follows:

				Related amounts not offset in the interim condensed consolidated statements of financial position
	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments and offset in the interim condensed consolidated statements of financial position	Net amounts of financial instruments presented in the interim condensed consolidated statements of financial position	Financial instruments (including non-cash collateral)	Cash collateral received (pledged), Note 3(b)	Net amount
Assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2019
Derivatives, Note 7(b)	269,148	—	269,148	(159,250)	—	109,898
Total assets	269,148	—	269,148	(159,250)	—	109,898
As of December 31, 2018
Derivatives, Note 7(b)	185,376	—	185,376	(41)	—	185,335
Total assets	185,376	—	185,376	(41)	—	185,335
Liabilities
As of September 30, 2019
Derivatives, Note 7(b)	260,919	—	260,919	(159,250)	(78,306)	23,363
Total liabilities	260,919	—	260,919	(159,250)	(78,306)	23,363
As of December 31, 2018
Derivatives, Note 7(b)	154,116	—	154,116	(41)	(92,456)	61,619
Total liabilities	154,116	—	154,116	(41)	(92,456)	61,619

(c)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing on its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of the free market.

As of September 30, 2019, the weighted average exchange rate of the free market published by the SBS for transactions in US Dollars was S/3.382 per US$1 ask and S/3.385 per US$1 bid (S/3.369 and S/3.379 as of December 31, 2018, respectively). As of September 30, 2019, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.383 per US$1 (S/3.373 as of December 31, 2018).

The table below presents a detail of the Group’s position:

	As of September 30, 2019				As of December 31, 2018
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,909,195	1,401,319	400,178	11,710,692	6,802,749	1,224,791	352,871	8,380,411
Inter-bank funds	—	—	—	—	—	495,037	—	495,037
Financial investments	6,908,004	11,415,108	30,086	18,353,198	7,670,084	9,941,459	17,902	17,629,445
Loans, net	10,571,118	24,844,225	—	35,415,343	10,048,173	22,912,744	—	32,960,917
Due from customers on acceptances	124,690	—	—	124,690	112,653	—	20,308	132,961
Accounts receivable and other assets, net	1,601,409	1,137,237	21,341	2,759,987	154,643	1,102,800	34,592	1,292,035
	29,114,416	38,797,889	451,605	68,363,910	24,788,302	35,676,831	425,673	60,890,806
Liabilities
Deposits and obligations	14,094,283	21,811,637	371,251	36,277,171	13,584,983	19,807,644	289,323	33,681,950
Inter-bank funds	—	15,001	—	15,001	—	—	—	—
Due to banks and correspondents	875,519	3,578,321	—	4,453,840	1,046,545	3,246,816	—	4,293,361
Bonds, notes and other obligations	7,313,972	1,025,306	—	8,339,278	6,110,077	386,701	—	6,496,778
Due from customers on acceptances	124,690	—	—	124,690	112,653	—	20,308	132,961
Insurance contract liabilities	4,283,790	7,169,482	—	11,453,272	4,072,811	6,227,657	—	10,300,468
Accounts payable, provisions and other liabilities, net	553,484	1,500,452	18,123	2,072,059	215,093	1,297,074	9,593	1,521,760
	27,245,738	35,100,199	389,374	62,735,311	25,142,162	30,965,892	319,224	56,427,278
Forwards position, net	(2,462,886)	2,458,893	3,993	—	(629,147)	685,813	(56,666)	—
Currency swaps position, net	1,298	(1,298)	—	—	(59,991)	59,991	—	—
Cross currency swaps position, net	1,853,496	(1,853,496)	—	—	1,724,081	(1,724,081)	—	—
Options position, net	(214)	214	—	—	81	(81)	—	—
Monetary position, net	1,260,372	4,302,003	66,224	5,628,599	681,164	3,732,581	49,783	4,463,528

As of September 30, 2019, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$650,576,000, equivalent to S/2,200,899,000 (US$696,510,000, equivalent to S/2,349,328,000 as of December 31, 2018).

23.	Fair value
(a)	Financial instruments measured at fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value including the level of hierarchy of fair value. The amounts are based on the balances presented in the interim condensed consolidated statements of financial position:

	As of September 30, 2019				As of December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	799,108	302,826	377,970	1,479,904	811,238	352,273	407,957	1,571,468
Debt instruments measured at fair value through other comprehensive income	10,799,863	2,816,522	—	13,616,385	9,822,970	3,320,556	—	13,143,526
Equity instruments measured at fair value through other comprehensive income	978,000	1,676	—	979,676	843,646	1,671	—	845,317
Derivatives receivable	—	269,148	—	269,148	—	185,376	—	185,376
	12,576,971	3,390,172	377,970	16,345,113	11,477,854	3,859,876	407,957	15,745,687
Accrued interest				146,439				185,067
Total financial assets				16,491,552				15,930,754
Financial liabilities
Accounts payable by derivatives	—	260,919	—	260,919	—	154,116	—	154,116

(*)	As of September 30, 2019 and December 31, 2018, correspond mainly to mutual funds and investments funds participations.

Financial assets included in Level 1 are those measured on the basis of information that is available in the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. Fair value is estimated using a discounted cash flow (DCF) model. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility. The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation	Sensitivity of inputs to fair value
Royalty Pharma	DCF Method	Sales forecast	Average sector analysis, estimates	10 percent increase (decrease) in the sales forecast would result in increase (decrease) in fair value by S/14,963,000.
500 basis points increase in the WACC would result in decrease in fair value by S/27,561,000.
		WACC	8.00%	500 basis points decrease in the WACC would result in increase in fair value by S/39,463,000.
Mutual funds and investment funds participations	DCF Method	Discount rate	Depends on the credit risk	500 basis points increase in the discount rate would result in decrease in fair value by S/4,861,000.
500 basis points decrease in the discount rate would result in increase in fair value by S/6,343,000.
		WACC	9.00%	500 basis points increase in the discount rate would result in decrease in fair value by S/1,370,000.
500 basis points decrease in the discount rate would result in increase in fair value by S/1,664,000.
	Comparable multiples	Price-to-sales ratio	Depends on industry’s entity	10 percent increase (decrease) in the price-to-sales ratio would result in increase (decrease) in fair value by S/2,507,000.
	Equity value		Depends on the credit risk	500 basis points increase (decrease) in the discount rate would result in increase (decrease) in fair value by S/294,000.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group into Level 3 of the valuation hierarchy:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Balance as of January 1	407,957	261,737
Purchases	130,442	151,231
Sales	(140,625)	(61,328)
Total gain recognized in the interim condensed consolidated statements of income	(19,804)	56,317
Ending balance	377,970	407,957

During the nine-month periods ended September 30, 2019, and during the year 2018, there were no transfers of financial instruments from Level 3 to Level 1 or to Level 2. Also, during the nine-month periods ended September 30, 2019 and during the year 2018, there were no transfers of financial instruments between Level 1 and Level 2.

(b)	Financial instruments not measured at fair value

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of September 30, 2019					As of December 31, 2018
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	11,710,692	—	11,710,692	11,710,692	—	8,380,411	—	8,380,411	8,380,411
Inter-bank funds	—	—	—	—	—	—	495,037	—	495,037	495,037
Investments at amortized cost	2,244,611	—	—	2,244,611	2,130,794	700,177	1,156,148	—	1,856,325	1,884,067
Loans, net	—	36,081,598	—	36,081,598	35,415,343	—	33,276,930	—	33,276,930	32,960,917
Due from customers on acceptances	—	124,690	—	124,690	124,690	—	132,961	—	132,961	132,961
Accounts receivables and other assets, net	—	2,490,839	—	2,490,839	2,490,839	—	1,106,659	—	1,106,659	1,106,659
Total	2,244,611	50,407,819	—	52,652,430	51,872,358	700,177	44,548,146	—	45,248,323	44,960,052
Liabilities
Deposits and obligations	—	36,284,196	—	36,284,196	36,277,171	—	33,699,626	—	33,699,626	33,681,950
Inter-bank funds	—	15,001	—	15,001	15,001	—	—	—	—	—
Due to banks and correspondents	—	4,457,250	—	4,457,250	4,453,840	—	4,291,346	—	4,291,346	4,293,361
Bonds, notes and other obligations	7,471,011	1,156,132	—	8,627,143	8,339,278	5,569,970	895,427	—	6,465,397	6,496,778
Due from customers on acceptances	—	124,690	—	124,690	124,690	—	132,961	—	132,961	132,961
Insurance contract liabilities	—	11,453,272	—	11,453,272	11,453,272	—	10,300,468	—	10,300,468	10,300,468
Accounts payable and other liabilities	—	1,811,140	—	1,811,140	1,811,140	—	1,367,644	—	1,367,644	1,367,644
Total	7,471,011	55,301,681	—	62,772,692	62,474,392	5,569,970	50,687,472	—	56,257,442	56,273,162

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instruments and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of September 30, 2019 and December 31, 2018, the book value of loans, net of allowance, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair values approximates their book value - For financial assets and financial liabilities that are liquid or have short-term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed rate financial instruments - The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

24.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the interim condensed consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its administration.

As of September 30, 2019 and December 31, 2018, the value of the managed off-balance sheet financial assets is as follows:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Investment funds	13,233,985	12,924,575
Mutual funds	4,852,777	4,668,076
Total	18,086,762	17,592,651